OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Wordego Inc.

222 W Merchandise Mart Plaza Suite 1212
Chicago, IL 60654

https://www.wordego.com

WORDEGO

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 shares of common stock ($1,070,000)

Minimum 10,000 shares of common stock ($10,000)

Company:	Wordego Inc.
Corporate Address:	222 W Merchandise Mart Plaza, Suite 1212, Chicago, 60654, Illinois
Description of Business:	WORDEGO is an Online Advertising Network that provides complete technology solutions to automate the purchase and sale of online advertising.
Type of Security Offered:	Common Stock
Purchase Price of Security Offered:	$1 per share
Minimum Investment Amount (per investor):	$250 (250 shares)

Perks:

$500+ — $50 advertising credit on wordego.com & WORDEGO t-shirt.

$1,000+ — $125 advertising credit on wordego.com & WORDEGO t-shirt.

$2,500+ — $375 advertising credit on wordego.com & WORDEGO t-shirt.

$5,000+ — $1,000 advertising credit on wordego.com & WORDEGO t-shirt.

**All perks occur after the offering is completed.*

Multiple Closings:

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Wordego Inc., was incorporated on February 17, 2016 under the laws of Delaware. The Company's headquarters are located in Chicago, Illinois.

WORDEGO is an Online Advertising Network that provides complete technology solutions to automate the purchase and sale of online advertising. WORDEGO features applications and services for advertisers to buy online advertising inventory on websites and mobile applications; services for publishers to sell their online advertising inventory; and a marketplace over which such transactions are executed.

WORDEGO provides a comprehensive, transparent and independent platform that brings advertisers and publishers together, and facilitates intelligent decision-making and automated transaction of the advertising inventory. WORDEGO helps increase the volume and effectiveness of online advertising, by improving return on advertising investment for advertisers and maximizing advertising revenue for publishers.

Besides its Display Advertising solutions designated for all types of devices, WORDEGO is the first to offer Coupon Advertising solutions on an online platform at global scale.

A) Services for Advertisers (Buyers)

Buyers of online advertising leverage our platform to manage their advertising spending across inventory types, advertising units and channels; simplify order management and campaign tracking; obtain actionable insights into audiences for their advertising; and access impression (CPM), click (CPC) or action (CPA) level purchasing from thousands of sellers.

Our buyer capabilities enable brands, advertising agencies, advertiser ad servers, demand side platforms, ad networks, ad exchange platforms and other buyers to efficiently find and connect with a target audience to build brand awareness, acquire new customers, and re-engage existing customers. These capabilities can enable buyers to target individuals using rich consumer intent data available on our platform that is continuously updated in milliseconds.

B) Services for Publishers (Sellers)

Sellers of online advertising use our platform to maximize revenue by accessing top advertiser brands around the world; monetize their advertising inventory across inventory types, advertising units and channels; decrease costs; and protect their brands and user experience.

Our sellers have a broad spectrum of advertising inventory available for sale, ranging from premium inventory located on their homepages, to secondary placements which are generally located on pages deeper within their websites or mobile applications. Sellers may also have different versions of their websites and mobile applications optimized for a variety of devices, from computers to tablets to smartphones, which also increases the variety of advertising inventory available for sale.

C) Solutions & Technology

WORDEGO was founded to address the inherent challenges associated with the online advertising ecosystem and to enable a marketplace where buyers and sellers can transact in a highly efficient and safe manner.

Our technology creates and powers a marketplace for buyers and sellers to readily buy and sell advertising at scale. Our solution provides a critical connection between buyers and sellers and allows large numbers of buyers and sellers to transact on an automated basis.

Buyers can direct their spending towards the impressions that are of most value to them based on location, behavior, content, pricing, timing, and other targeting objectives; and sellers can optimize the amount of revenue per impression, while adhering to their own specific rules around advertising that is permissible on their websites and mobile applications.

Our platform enables the real-time exchange of high volumes of information in a transparent marketplace that in turn enables sellers to match buyers' advertising campaigns with their available advertising inventory. Our solution enables buyers and sellers to transact across a full spectrum of inventory types, advertising units, and channels.

By accommodating a full spectrum of online advertising inventory, our solution provides greater coverage of all websites and mobile applications, and attracts all types of buyers, giving buyers the ability to fulfill their audience needs in a more cost-effective manner and optimizing the price at which sellers' inventory is sold.

Some core aspects of our value proposition are our proprietary Text Mining and Machine Learning algorithms associated with sophisticated data processing and detailed analytics capabilities.

Sales, Supply Chain, & Customer Base

A) Market Size and Opportunity

As per emarketer's 2016 Digital Ad Spending Report, the global online advertising industry representing $200B in size as of 2016 is growing extremely fast to reach $500B in size by 2020, with a compound annual growth rate of 20%. The industry is dominated by North America (39%), followed by APAC (28%), Europe (26%) and South America (5%).

According to Interactive Advertising Bureau's (IAB) latest Internet Advertising Revenue Report, which is conducted independently by PricewaterhouseCoopers (PwC), the first quarter of 2017 marked the highest ever Q1 earnings for the online advertising industry in the United States, hitting $19.6B. In addition, Q1 2017 marks the seventh consecutive first quarter to have double-digit year-over-year growth.

Continued Strong Quarterly Revenue Trends: As per PwC's 2016 Internet Advertising Revenue Report, online advertising revenues in the United States totaled $72.5B for the full year of 2016, representing 21.8% (or $12.9B) increase from the $59.6B reported in 2015.

The report highlights the quarterly online advertising revenue in the United States since IAB began measuring it in 1996. The report proves, from the momentum built in 2010, the online advertising industry continues to show strong growth in the United States. Since 2010, a strong seasonal trend has emerged for online advertising revenues. With each annual cycle, revenue peaks in the fourth quarter, and is followed by a dip in the first quarter before the upward trend starts again in the second quarter.

Shift from Desktop to Mobile: The 2016 annual online advertising revenues have significantly increased on a year-over-year percentage and dollar basis, with mobile accounting for 50.52% of all revenue. The 5 year CAGR shows that online advertising growth continues to be fueled by an 87% CAGR in mobile (compared to 6% growth in non-mobile revenue over the same period). The compound annual growth rate (CAGR) over the past ten years for online advertising of 16% has outpaced U.S. current dollar GDP growth of 3% over that period.

The growth in the online advertising revenues demonstrates the powerful shift underway in the global advertising industry from advertising in print media, radio, and television to online advertising. This shift has resulted in content being increasingly delivered to users over the internet, creating an opportunity for advertisers to target audiences more accurately using data-driven strategies and deliver more relevant advertising in real-time on multiple screens. Technological advances have also enabled publishers to sell their inventory on an impression-by-impression basis, as well as in bulk, making it easier for publishers to better optimize and expand the monetization of their inventory. The continued growth in overall ad spending and the shift in that spending to digital media represents a significant growth opportunity for online advertising.

Over time, we also expect the analog and print advertising markets to automate, and we view our long-term mission and opportunity, as the automation of the buying and selling of all advertising. We believe buyers want to be able to reach users across multiple channels and to have a platform that can unify their advertising spending. While the primary market we serve today is the online advertising market, we expect to be able to leverage our unique marketplace and technology to ultimately automate all of these markets and enhance the experience of buyers and sellers across the entire advertising ecosystem.

B) Customers

We are currently giving service to 2000+ brands and 10 ad networks on the buyer side, and 5000+ websites and mobile applications on the seller side. Although the sellers are our suppliers and not customers, we consider them as customers since both buyers and sellers are equally important to an ad platform.

The 2000+ brands that benefit from our services are either direct buyers having an advertiser account on our platform, or indirect buyers accessing our services through an ad network partner. All buyers that have an advertiser account on our platform must add cash credits on their accounts - either by credit card or wire transfer - prior to start advertising. The only exception to this is the 10 ad network partners which we have separate private agreements, with payment terms varying between net 30 to 60 days.

The 5000+ sellers that are receiving ads on their websites and mobile applications through our platform are all direct customers, each having separate publisher accounts. The payment term of our sellers' is net 45 days, and all seller payments are being realized via bank transfer.

Competition

The online advertising industry is highly competitive and fragmented. We compete for buyer spending and seller inventory against many online advertising platforms including Google, Criteo, Rubicon Project, MediaMath and Appnexus. As we introduce new offerings, as our existing offerings evolve, or as other companies introduce new products and services, we may be subject to additional competition.

We compete on the basis of our technology, including our ability to enable buyers and sellers to purchase and sell a comprehensive range of advertising units, utilizing various inventory types, and across various digital channels including desktop, mobile web and mobile application.

While our industry is evolving rapidly and becoming increasingly competitive, we believe that our solution enables us to compete favorably on the factors described above. However, competitive differentiation in online advertising industry is difficult to achieve, both in terms of capabilities and in terms of customer perception. We lack the scale of some of our competitors, which may have the ability to compete effectively with us on the basis of their capabilities or ability to offer more aggressive pricing. Other competitors with capabilities inferior to ours may nevertheless compete effectively with us if customers do not perceive, or value, what we believe to be our competitive strengths.

On the other hand, the online advertising industry constitutes a unique example of collaboration between competitors, where all major players of the industry are in open and transparent collaboration with each other. Accordingly, we are in online integration with 10 of our competitors (Google, Criteo, Rubicon Project, OpenX, Appnexus, Adform, Wideorbit, Smaato, Adstract and Leadbolt), and we are currently generating 85% of our revenues through sales to our competitors. This cooperation allows us to reach the highest paid ads of thousands of buyers from all around the world, and enables us to supply a much diversified and profitable advertising portfolio to our sellers.

Beside its competitive collaboration features, the online advertising industry is at the same time a very acquisitive sector, with many IPO's, VC investments and acquisitions happening frequently. Some of the recent examples are; the IPO's of Criteo and Rubicon Project at the New York Stock Exchange, the multiple round VC investments to Appnexus, MediaMath and Adroll, and the acquisition of Smaato by Spearhead.

Competitive Strengths

A) Key Role in Online Advertising Ecosystem

Some of our most important competitive strengths vis a vis our competitors are; our unique Text Mining and Machine Learning technologies; our simple user interface; our real-time bidding, operating and reporting infrastructure; and our multi-language and currency support.

We believe our integration with leading global buyers and sellers of advertising and the benefits we provide to them gives us a key role in the online advertising ecosystem. As a result, we have historically been highly successful in retaining our clients and growing our seller base.

B) Positive User Experience for Consumers

Our platform helps protect consumer interests and promotes a favorable user experience for consumers by proactively enforcing quality standards across buyers and sellers. We maintain industry-leading quality standards for all advertising transacted on our marketplace by evaluating all available types of seller inventory and pre-screening every piece of advertising creative, providing safeguards against malware and other forms of non-human traffic.

Our platform also promotes a positive consumer experience by delivering increased advertising relevance through effective matching of buyers' interests with sellers' available inventory via our Text Mining and Machine Learning algorithms in privacy compliant methods that do not result in collecting any personally identifiable consumer information.

C) Key Platform Applications for Buyers

Buyers leverage our applications to access a large audience and to purchase advertising inventory based on their key criteria. These applications help streamline a buyer's purchasing operations and increase the efficiency of its spending and the effectiveness of its advertising campaigns.

Buyers can execute highly automated campaigns and take advantage of unique targeting data and optimization technology that is provided by our platform. Buyers are also able to use unified reporting and analytics through our advertiser user interface that has been designed to specifically address buyer preferences. Our capabilities for buyers also enable them to build brand awareness, acquire new customers, and re-engage existing customers.

D) Key Platform Applications for Sellers

We have direct relationships and integrations with the sellers on our platform. Our publisher user interface offers key time savings features and reporting and analytics capabilities that help sellers optimize the use of our platform to fit their needs.

Our solution includes applications to help sellers increase their online advertising revenue, reduce costs, protect their brands and user experience, and reach more buyers efficiently to increase online advertising revenue by monetizing their full variety and volume of inventory.

E) Intellectual Property

Our proprietary technologies are an important component of our success, and we rely upon trade secret, trademark, copyright, and patent laws to establish and protect our intellectual property and protect our proprietary technologies. As of September 2017, our patent applications in the United States are under preparation.

We have registered domain names, trademarks and service marks in the United States and in certain locations outside the United States. We always enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business, in order to limit access to, and disclosure and use of our proprietary information. We also use measures designed to control access to our technology and proprietary information. We view our trade secrets and know-how as a significant component of our intellectual property assets, which we believe differentiates us from our competitors.

Marketing & Sales Strategy

We promote and sell our solutions to buyers and sellers through our business development teams, each constituted by 4 members. These teams leverage their market knowledge and expertise to acquire and retain customers, manage our brand and increase market awareness.

In order to reach our targets; we handle direct marketing activities, present at industry conferences and exhibitions, create custom events, and invest in public relations. In addition, we advertise online and in other forms of media, create case studies, generate blog posts and social media content, and undertake customer research studies.

Our marketing and sales strategy relies on focusing on the fastest (+15%, +20%) growing markets, and building up new business development teams organized by geographical zones, such as; United States, Canada, Brazil, Mexico, Ireland, Netherlands, Germany, France, Finland, Poland, Italy, Romania, Russia, Turkey, UAE, Saudi Arabia, South Africa, India, China, Australia and Japan.

Our strategic target is to expand our activities at global scale and broaden our market share in America, Europe, APAC and MENA. Within this perspective, we are planning to build 15 new business development teams within the next 5 years, to be based in USA, Turkey and UAE. The USA business units are designated to manage our operations in North and South America; whereas the Turkish business units shall be executing our European operations; and the UAE business units shall be governing our operations in APAC and MENA.

Growth Strategy

The core elements of our growth strategy include:

A) Growing Our Business by Promoting Our Complete Technology Solutions

We believe we can attract a greater portion of buyer spending and seller inventory by promoting our complete technology solutions. We see great opportunity to invest in our sales organization to attract new buyers and sellers to our platform.

B) Increasing Penetration of Our Coupon, Mobile and Video Offerings

We believe we can significantly expand the penetration of our fast-growing coupon, mobile and video offerings among existing buyer and seller customers and by attracting new buyer and seller customers across the globe. We intend to aggressively invest in developing additional product features and marketing initiatives to support our coupon, mobile and video growth objectives.

C) Accelerating Our Global Expansion and Entering New Markets

We currently operate globally from our offices located in Chicago, San Francisco and Istanbul, and through our independent business development teams based in Dubai and Baku. We intend to grow our market share in our existing international markets and we also plan to further expand our operations in America, Europe, MENA and APAC.

D) Enhancing Our Leadership by Investing in Innovation and Expansion

We intend to build upon our current technology and enhancing our leadership through innovation. Our investments will focus on improving our Text Mining and Machine Learning algorithms, expanding further into coupon, mobile, video, data analytics, audience extension, API integration, building self-service capabilities for buyers and sellers, and expanding our current technological infrastructure.

E) Bringing Automation to Additional Media

Historically, our solution has focused on display and coupon advertising. We believe, however, that television and other analog media will eventually converge with digital channels, creating opportunities for us to expand our solutions beyond the current digital media. We intend to accelerate our expansion in coupon, mobile and video advertising and to build the foundation to automate television advertising and other forms of advertising units as they may arise.

Liabilities and Litigation

We are currently not involved in any legal proceedings.

The team

Officers and directors

Dr. Okan Erol	Co-Founder, CEO, Director
Utku Erol	Co-Founder, CTO, Director
Mukadder Erol	Co-Founder, CFO, Director
Rumeysa Erol	Co-Founder, CMO
Asli Erol	Co-Founder, CIO

Dr. Okan Erol
Okan co-founded the Company and as CEO leads the Company's strategic, executive and managerial efforts. His 19 years of executive management experience includes working as a business development manager for French Chamber of Commerce (1997-1998), general manager for Imerys Minerals (1998-2006), CEO for Esen Minerals (2006-2010), and general manager for Steno Energy (2011-2012). Okan holds a BS in Computer Engineering from Galatasaray University, an MBA from Sorbonne University

and a PhD degree in Finance & Banking from Kadir Has University.

Utku Erol
Utku co-founded the Company and as CTO leads the Company's engineering activities. His 15 years of software products designing and developing experience includes working as an instructor at the Marmara University (2003-2012), technical consultant at Yonja Media Group (2006-2008), head of IT at Ketchup Loyalty Marketing (2014-2015), and product manager at Via Fone Technologies (2015-2017). Utku holds BS and MSc degrees in Business Informatics from Marmara University, and a PhD degree in Informatics from Istanbul University.

Mukadder Erol
Mukadder co-founded the Company and as CFO leads the Company's financing activities. She has 35 years of banking and financial management experience. Prior to joining Wordego, Mukadder worked for 30 years as a banker in various executive departments at Vakif Bank in Turkey (1974-2004). Mukadder holds a high school degree from Denizli High School.

Rumeysa Erol
Rumeysa co-founded the Company and as CMO leads the Company's marketing and sales efforts. She has 13 years of operational and financial management experience. Prior to joining Wordego, Rumeysa worked for 8 years as a finance coordinator at BMT Mining & Trading (2004-2012). Rumeysa holds a BS in International Relations from Uludag University and an MSc degree in Marketing from New York University.

Asli Erol
Asli co-founded the Company and as CIO leads the Company's information management efforts. Her 12 years of information systems management experience includes working as a system analyst at BSH Turkey (2006-2008) and at TAV Holdings (2008-2009), senior business analyst and online services project manager at Turkish Airlines (2009-2015), and business system controller at Emirates Airlines (2015-2017). Asli holds a BS in Business Informatics from Marmara University.

Number of Employees: 7

Related party transactions

On July 31, 2016, Wordego Inc. acquired 99% of common shares of the Turkish company Text Mining Softwares Inc.. Prior to the acquisition, both Wordego Inc. and Text Mining Softwares Inc. had exactly same shareholders with exactly the same shareholding structure: Okan Erol (34.8%), Utku Erol (34.8%), Mukadder Erol (30.0%), Rumeysa Erol (0.2%), Asli Erol (0.2%). After the acquisition of the 99% of common shares of Text Mining Softwares Inc. by Wordego Inc., the shareholding structure of Text Mining Softwares Inc. has been changed as follows: Wordego Inc. (99.0%), Okan Erol (0.2%), Utku Erol (0.2%), Mukadder Erol (0.2%), Rumeysa Erol (0.2%), Asli Erol (0.2%). The total purchase price ($164,835) for the 99% of common shares of Text Mining Softwares Inc. has been calculated over the nominal value of the shares at the time of incorporation. The payment for the share purchases is agreed (with a share purchase agreement) to be made within 3 years following the closing date (July 31, 2016).

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The number of large media buyers and sellers in the online advertising market is finite, and it could be difficult for us to replace the losses from any buyers or sellers whose relationships with us diminish or terminate.** On the buy side of our business, while demand for advertising is diffuse, spending by advertisers has historically been channeled through intermediaries, including principally our ad network partners. We have relationships with almost all of major ad networks, but because there are relatively few of them, each of these relationships is important to us because it represents a source of demand that would be difficult for us to replace. On the sell side of our business, while we work with many customers, a relatively small number of them provide a large share of the unique user audiences accessible by buyers. Termination or diminution of our relationships with these sellers could result in a material reduction of the amount of inventory available through our platform. Our contracts with buyers and sellers generally do not provide for any minimum volumes and may be terminated on relatively short notice. Buyer and seller needs and plans can change quickly, and buyers and sellers are free to terminate their arrangements with us or direct their spending and inventory to competing sources of inventory and demand, quickly and without penalty. Because of these factors, we seek to expand and diversify our customer relationships. However, the number of large media buyers and sellers in the market is finite, and it could be difficult for us to replace the losses from any buyers or sellers whose relationships with us diminish or terminate.
- **We must grow rapidly to remain a key market player and to accomplish our strategic objectives. If we fail to grow, or fail to manage our growth effectively, the value of our company may decline.** The advertising technology market is dynamic, and our success depends upon the continued adoption of advertising automation and our ability to develop innovative new technologies and solutions for the evolving needs of sellers of advertising, including websites, applications, and other digital media property owners, and buyers of advertising. We also need to grow significantly and expand the scope of our offering in order to keep pace with the growth and change in our market and to develop the market reach and scale necessary to compete effectively with large competitors. This growth depends to a significant degree upon the quality of our strategic vision and planning. The advertising market is evolving rapidly, and if we make strategic errors, there is a significant risk that we will lose our competitive position and be unable to recover and achieve our objectives. Our ability to grow requires access to, and prudent deployment of, capital for hiring, expansion of physical infrastructure to run our solution, acquisition of companies or technologies, and development and integration of supporting technical, sales,

marketing, finance, administrative, and managerial infrastructure. Further, the rapid growth we are pursuing will itself strain the organization and our ability to continue that growth and to maintain the quality of our operations.

- **Market pressure may result in a reduction in spending on our platform or a reduction in the fees or prices we are able to charge on our platform, which could have a material adverse effect on our business.** If large buyers or sellers, or large numbers of small buyers or sellers, are able to compel us to charge lower fees or provide fee concessions or refunds, or to reveal or reduce our margins in intent marketing transactions, we may not be able to maintain appropriate volumes of inventory supply and demand without agreeing to these concessions. We also may face the risk that, where a buyer is dissatisfied with the execution of a transaction on our platform, a buyer may request a refund from us of the advertising spending on the transaction notwithstanding that we have only collected a fee on the transaction and may not have the ability to recover the full amount of spending associated with the transaction from the counter party. In addition, the fees we charge and margins we earn are likely to change in response to evolution in the market, customer demands, market opportunities, new products, or competitive pressure. If we cannot maintain and grow our revenue and profitability through volume increases that compensate for any price reductions, or if we are forced to make significant fee concessions or refunds, or if buyers reduce spending with us due to fee disputes or pricing issues, our revenue, take rate, the value of our business, and the price of our stock could be adversely affected.
- **Our revenue and operating results are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns can make it difficult to predict our revenue and could adversely affect our business.** Our business depends on the overall demand for advertising and on the economic health of our current and prospective sellers and buyers. If advertisers reduce their overall advertising spending, our revenue and results of operations are directly affected. Economic downturns or instability in political or market conditions generally may cause current or new advertisers to reduce their advertising budgets. Reductions in inventory due to loss of sellers would make our solution less robust and attractive to buyers. Adverse economic conditions and general uncertainty about economic recovery or growth, particularly in North America, Europe and Middle East, where we do most of our business, are likely to affect our business prospects. Many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing, and buyers may spend more in the fourth quarter for budget reasons. As a result, any events that reduce the amount of advertising spending during the fourth quarter, or reduce the amount of inventory available to buyers during that period, could have a disproportionate adverse effect on our revenue and operating results for that fiscal year. Moreover, any changes in the favorable tax treatment of advertising expenses and the deductibility thereof would likely cause a reduction in advertising demand. In addition, continued geopolitical turmoil in many parts of the world have and may continue to put pressure on

global economic conditions, which could lead to reduced spending on advertising.

- **The online advertising market is relatively new, dependent on growth in various online advertising channels, and vulnerable to adverse public perceptions and increased regulatory responses. If this market develops more slowly or differently than we expect, or if issues encountered by other participants or the industry generally are imputed to or affect us, our business, growth prospects and financial condition would be adversely affected.** The digital advertising market is relatively new and our solution may not achieve or sustain high levels of demand and market acceptance. While desktop display advertising has been used successfully for many years, marketing via new digital advertising channels, such as mobile and social media, and digital video advertising, is emerging and may evolve in unexpected ways, and our future growth will be constrained if we are not able to adapt successfully to market evolution. In addition, the success of our efforts to advance new solutions for increased advertising automation will depend upon adoption of our solution by personnel at buyers and sellers in lieu of their traditional methods of order placement. It is difficult to predict adoption rates, demand for our solution, the future growth rate and size of the digital advertising solutions market or the entry of competitive solutions. Any expansion of the market for digital advertising solutions depends on a number of factors, including social and regulatory acceptance, the growth of the digital advertising market, the growth of social, mobile and video as advertising channels, and the actual or perceived technological viability, quality, cost, performance and value associated with emerging digital advertising solutions. If demand for digital display advertising and adoption of automation does not continue to grow, or if digital advertising solutions or advertising automation do not achieve widespread adoption, or there is a reduction in demand for digital advertising caused by weakening economic conditions, decreases in corporate spending, quality, viewability, malware issues or other issues associated with buyers, advertising channels or inventory, negative perceptions of digital advertising, additional regulatory requirements, or other factors, or if we fail to develop or acquire capabilities to meet the evolving business and regulatory requirements and needs of buyers and sellers of multi-channel advertising, our competitive position will be weakened.
- **We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do.** We face intense competition in the marketplace. We are confronted by rapidly changing technology, evolving user needs and the frequent introduction by our competitors of new and enhanced solutions. We compete for advertising spending against competitors that, in some cases, are also buyers and/or sellers on our platform. We also compete for supply of advertising inventory against a variety of competitors. Some of our existing and potential competitors are better established, benefit from greater name recognition, may have offerings and technology that we do not have or that are more evolved and established than ours, and have significantly more financial, technical, sales, and marketing resources than we do. In addition, some competitors, particularly those with a

more diversified revenue base and a broader offering, may have greater flexibility than we do to compete aggressively on the basis of price and other contract terms, or to compete with us by including in their product offerings services that we may not provide. Some competitors are able or willing to agree to contract terms that expose them to risks that might be more appropriately allocated to buyers or sellers of advertising (including inventory risk and the risk of having to pay sellers for unsold advertising impressions), and in order to compete effectively we might need to accommodate risks that could be difficult to manage or insure against. Some buyers that use our solution, and some potential buyers, have their own relationships with sellers and can directly connect advertisers with sellers, and many sellers are investing in capabilities that enable them to connect more effectively directly with buyers. Our business may suffer to the extent that buyers and sellers purchase and sell advertising inventory directly from one another or through intermediaries other than us. In addition, as a result of solutions introduced by us or our competitors, our marketplace will experience disruptions and changes in business models, which may result in our loss of buyers or sellers. Our innovation efforts may lead us to introduce new solutions that compete with our existing solutions. New or stronger competitors may emerge through acquisitions and industry consolidation or through development of disruptive technologies. If our offerings are not perceived as competitively differentiated, due to competition and growth in our industry or our failure to develop adequately to meet market evolution, we could lose clients and market share or be compelled to reduce our prices, making it more difficult to grow our business profitably.

- **Our business depends on our ability to collect and use data to deliver advertisements, and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue.** As we process transactions through our solutions, we are able to collect significant amounts of information about advertisements, their buyers and sellers, and the transactions in which they are placed. This includes buyer and seller preferences and requirements for media and advertisement content and specifications such as placement, size and format; pricing of advertisements; and auction activity such as price floors, bidding bid response behavior, and clearing prices. We also are able to collect non-personal information about users, including browser or device location and characteristics; online behavior; exposure to and interaction with advertisements; and inferential data about purchase intentions and preferences. We collect this data through various means, including from our own systems, pixels that sellers allow us to place on their websites to track user visits, software development kits installed in mobile applications, and cookies (which are discussed below). Our sellers and buyers also may provide us with their proprietary data about users. We aggregate this data over billions of advertising impressions and analyze it in order to optimize our services, including the pricing, placement and scheduling of advertisements purchased by buyers across the advertising inventory provided by sellers. We also share this data, or analyses based upon the data, with clients as part of our services. Our ability to collect, use, and share data about advertising purchase and sale transactions and user behavior and interaction with content is critical to the value of our services, and any limitation on our data practices could impair our ability to deliver effective solutions that meet the needs of sellers and buyers of advertising, resulting in loss of volume and reduced pricing.

- **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.
- **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we could cease operating and investors may therefore be at risk of losing their investments. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.
- **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.
- **We expect losses in the foreseeable future.** Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to: fully develop and broaden our technology and product offerings; acquire customers; explore opportunities and alliances with other companies; and facilitate business arrangements.
- **We expect our expenses to grow as the Company grows.** Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.
- **Our success is dependent on our key personnel and on our ability to integrate current and future employees to our operations.** We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk. Our efficiency

may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

- **Projections are speculative and are based upon a number of assumptions.** Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in the Offering Statement. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.
- **We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.
- **The Company may not reach its sales goals.** The Company has forecasted its capitalization requirements based on sales goals and cost containment

measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

- **The Company may require additional financing to support working capital needs.** The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund-raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.
- **There may be unanticipated obstacles to the execution of the Company's business plan.** The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our officers and directors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Okan Erol, 34.8% ownership, Common Stock
- Utku Erol, 34.8% ownership, Common Stock
- Mukadder Erol, 30.0% ownership, Common Stock

Classes of securities

- Common Stock: 5,000,000

Common Stock

The Company is authorized to issue up to 10,000,000 shares of Common Stock. There are a total of 5,000,00 shares currently outstanding.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founders combined with a few other shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Company common stock you will have voting rights, but you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Wordego Inc. was incorporated on February 17, 2016 under the laws of Delaware. The Company's headquarters are located in Chicago, Illinois. The Company owns 99,00% of shares of its subsidiary Text Mining Softwares Inc. located in Istanbul, Turkey.

As being the parent (holding) company, Wordego Inc. operates as the management, sales and business development entity, whereas its subsidiary Text Mining Softwares Inc. operates as the technology development entity of the group.

In 2016, Wordego Inc. generated $181,732 of consolidated revenue, of which $109,000 are generated through sales to Google Inc.

Financial Milestones

Wordego Inc. was incorporated in 2016 as a Delaware C-Corporation. The Company operates as the management, sales, and financing (holding) company; whereas our 2012 founded Turkish subsidiary Text Mining Softwares Inc. operates as the R&D company of our group.

We are operating on the ground with our own management, business development and software development teams based in Chicago (headquarters), San Francisco and Istanbul, and we also possess independent business development teams based in Dubai and Baku.

We've launched the first version of Wordego as a fully automated Display Advertising Network, in 2013. Since then, we've been continuously investing in our sales organization and R&D operations, to attract new advertisers (buyers) and publishers (sellers) to our platform, and to enhance our leadership through innovation. As of October 2017, we launched the World's first Coupon Advertising Network, designated as a fully automated coupon advertising platform for advertisers and publishers.

Since inception, we have:

•Reached a portfolio of 2000+ advertisers and 5000+ publishers.

•Became network partners with 10 global ad networks including; Google, Criteo, Rubicon Project, OpenX, Appnexus, Adform, Wideorbit, and Smaato.

•Raised $280K of equity capital from our founding partners.

•Raised $350K of (non-refundable) state R&D grants.

•Raised $175K of convertible equity financing.

•Realized 10B+ ad impressions on publisher websites.

•Reached 50M+ unique internet users from all around the World.

•Generated $1M+ of sales revenue.

We believe we can significantly expand the penetration of our fast-growing display and coupon offerings among existing advertiser and publisher customers and by attracting new customers across the globe. We target to grow our market share in our existing international markets and we also plan to further expand our operations in America, APAC, Europe, and MENA. We believe we can attract a greater portion of advertiser spending and publisher inventory by promoting our complete technology solutions.

Our business plan and financial projections for the next 5 to 10 years, has been built upon the "Business Unit Model", with the following key assumptions:

•Each of our business development teams, constituted by 1 business unit manager and 3 account managers are considered as business units.

•Each business unit can manage and support up to 500 customer accounts, each having an average size of 6 million ad impressions and 6000 coupon redemptions per year.

•We assume that each new business unit can acquire and retain 120 customer accounts by Year 1, 222 customer accounts by Year 2, 355 customer accounts by Year 3, and finally 500 customer accounts (maximum number of accounts per business unit) by Year 4.

•Our customers' churn rate is provisioned as 15% per year, in line with our historical customer retention data.

•The average growth rate of ad impressions and coupon redemptions per customer account is considered as 25%, in line with the upcoming 5 years' market growth rate expectations.

•Our unit ad impressions revenue is considered as 0,12$ per thousand impressions and our unit coupon redemption revenue is considered as $1 per coupon, as per the current market prices.

•Our sellers' (publishers) ad revenue share is considered as 60% of our net sales revenues.

•Our cloud computing (server) expenses are considered as 5% of our net sales revenues.

•We are planning to build up 15 new business units over the next 5 years, to be based in USA (8), Turkey (4), and UAE (3).

•Our General and Administrative (G&A) expenses are projected to remain at 1.0%, our Selling and Marketing (S&M) expenses are expected to reach to 10.0%, and our Research and Development (R&D) expenses are projected to stay at 4.0% of our net sales revenues over the next 5 years.

•We are projecting 0.3% of Investment and Capital Expenditures, and 0.9% of Working Capital requirement as a share of our net sales revenues over the next 5 years.

•Our cash tax provision over our net annual income is 20%.

In respect to the financial projections based on industrial analogs and our company-specific revenue and cost structures, the company management currently forecasts

2017, 2018, 2019 and 2020 revenues as $370 thousand, $806 thousand, $3.5 million and $9.9 million respectively, and believes the company will generate positive net income by 2020.

We project to reach over $40 million revenue by 2022, and our EBITDA margin is expected to grow to 24% with an IRR to reach to 150%.

The complete details of our business plan and our financial projections can be found on the “Business Plan” and “Financial Plan” documents enclosed.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Even if the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

To continue growing and operating our business, we will need additional capital in the future. We can access this capital in a variety of ways including through sales of our display and coupon advertising solutions or other revenue sources, via a bank loan or line of credit, capital contributions from our shareholders, or other capital raising plans.

If we reach our minimum target of $10,000 in this offering - together with our current available resources - we can continue to operate for six months without raising further capital. If we manage to raise our overallotment amount of $1,070,000, we project such amount will enable us to fund our operations through 2018 and 2019, and based on our current assumptions, we expect to reach profitability in early 2020.

Indebtedness

1) On July 31, 2016, the Company acquired 99.00% of shares of it's Turkish subsidiary Text Mining Softwares Inc. for $164,835. The total purchase price is to be paid within 3 years following the closing date. 2) The company has an outstanding convertible promissory note for $175,000 dated April 30, 2017. The notes bears interest of 8% per year, with the balance due at maturity on April 30, 2019. $100,000 of this note is to two of the Company’s existing shareholders, and the remaining $75,000 to two individual investors.

Recent offerings of securities

- 2017-04-30, Rule 506(b) of Reg D, 175000 Convertible Promissory Note. Use of proceeds: Working capital

Valuation

$5,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Selling & Marketing	$4,136	$442,552
General & Administrative	$2,350	$251,450
Research & Development	$2,256	$241,392
Working Capital	$470	$50,290
Capital Expenditures	$188	$20,116
Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 2 years and plan to use the net proceeds over the course of that time as follows:

- 44% for acquiring and retaining new customers,

- 25% for general and administrative expenses of our new business units,

- 24% for improving and developing our technology,

- 5% for working capital requirements,

- 2% for capital expenditures.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.wordego.com in the tab labeled investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wordego Inc.

[See attached]

<u>Independent Accountant's Review Report</u>

September 20, 2017

To the Shareholders:

Wordego Inc.

We have reviewed the accompanying consolidated balance sheet of Wordego, Inc. and its subsidiary as of December 31, 2016, and the related statements of income, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) issued by the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of the procedures provide a reasonable basis for the report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Soto Accounting, LLC

Soto Accounting, LLC

Certified Public Accountant

4252 N. Cicero Ave. Chicago, IL 60641 | T: 312.715.8599 | F: 312.489.2344 | brian@sotoaccounting.com

WORDEGO INC. CONSOLIDATED INCOME STATEMENT (USD) For the Year Ended December 31, 2016 (unaudited)	
INCOME	
Online Advertising Sales	181,732
Cost of Services Sold (-)	(65,232)
GROSS PROFIT OR LOSS	**116,500**
OPERATING EXPENSES (-)	
Wage Expenses (-)	(219,042)
Research and Development Expenses (-)	(9,305)
Marketing, Selling and Distribution Expenses (-)	(3,744)
General Administration Expenses (-)	(15,479)
OPERATING PROFIT OR LOSS	**(131,070)**
INCOME AND PROFIT FROM OTHER OPERATIONS	
Interest Income	20
Profit From Foreign Currency Exchange	13,448
Turkish State Grants	65,033
EXPENSES AND LOSSES FROM OTHER OPERATIONS	
Loss From Foreign Currency Exchange	(14,742)
PROFIT OR (LOSS) FOR THE PERIOD	**(67,311)**
PROVISIONS FOR TAXES PAYABLE (-)	**(891)**
NET PROFIT OR (LOSS) FOR THE PERIOD	**(68,202)**

EARNINGS PER COMMON SHARE	
Ordinary Income	(0.01)
Net Income	(0.01)

See accompanying independent accountants' review report and notes to the financials statements

WORDEGO INC. CONSOLIDATED BALANCE SHEET (USD) As of December 31, 2016 (unaudited)	
CURRENT ASSETS	**30,020**
LIQUID ASSETS	**3,773**
Cash and Cash Equivalents	3,773
TRADE RECEIVABLES	**2,089**
Customers	2,089
OTHER RECEIVABLES	**12,358**
Other Receivables	12,358
INVENTORIES	**3,736**
Advances Given For Purchases	3,736
OTHER CURRENT ASSETS	**8,065**
Prepaid VAT	7,677
Prepaid Taxes and Funds	388
LONG TERM ASSETS	**167,194**
Goodwill	163,015
Furniture and Fixtures	8,925
Accumulated Depreciation (-)	(4,746)
TOTAL ASSETS	**197,214**

SHORT TERM LIABILITIES	**71,709**
TRADE PAYABLES	**4,978**
Suppliers	4,978
OTHER LIABILITIES	**66,731**
Reimbursable Expenses	424
Wages Due	61,790
Taxes and Funds Payable	2,978
Social Security Withholdings Payable	1,540
LONG TERM LIABILITIES	**164,835**
Notes Payables	164,835
SHAREHOLDERS EQUITY	**(39,330)**
Capital (Common Stock)	50
Non-Controlling Interest	(22,790)
Equity Adjustment from Translation	(189)
Retained Earnings	(16,401)
TOTAL LIABILITIES & EQUITY	**197,214**

See accompanying independent accountants' review report and notes to the financials statements

WORDEGO INC. CONSOLIDATED CASH FLOW STATEMENT (USD) For the Year Ended December 31, 2016 (unaudited)	
OPERATING ACTIVITIES	
Cash Receipts from Sales	262,700
Cash Payments to Suppliers	(72,138)
Cash Payments to Employees	(219,042)
Cash Payments for Operating Expenses	(30,242)
Cash Payments for Taxes	1,488
NET CASH FLOW FROM OPERATING ACTIVITIES	**(57,234)**
INVESTING ACTIVITIES	
Cash Receipts from Interest Gains	20
Cash Receipts from Foreign Currency Exchange Gains	(1,294)
NET CASH FLOW FROM INVESTING ACTIVITIES	**(1,274)**
FINANCING ACTIVITIES	
Cash Received from Other Liabilities	51,186
Cash Payments to Other Liabilities	(333)
NET CASH FLOW FROM FINANCING ACTIVITIES	**50,853**
EFFECT OF EXCHANGE RATE CHANGES ON CASH	**(2,348)**
NET INCREASE IN CASH	**(10,003)**
CASH AT BEGINNING OF PERIOD	**13,776**
CASH AT END OF PERIOD	**3,773**

See accompanying independent accountants' review report and notes to the financials statements

WORDEGO INC. CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY For the year ended December 31, 2016 (unaudited)	Common Stock Number of Shares	 Total Amount	 Accumulated Deficit	 Total Stockholders Equity
Balance at Jan 1, 2016	**-**	**$ -**	**$ -**	**$ -**
Issuance to Common Stock	5,000,000	$ 50.00	$ -	$ 50.00
Non-Controlling Interest	-	$ (22,789.55)	$ -	$ (22,789.55)
Equity Adjustment from Translation	-	$ (189.00)	$ -	$ (189.00)
Net Loss (Consolidated Share of Retained Earnings)	-	$ -	$ (16,401.18)	$ (16,401.18)
Balance at December 31, 2016	**5,000,000**	**$ (22,928.55)**	**$ (16,401.18)**	**$ (39,329.72)**

See accompanying independent accountants' review report and notes to the financials statements

NOTE 1: NATURE OF BUSINESS AND OPERATIONS

Wordego Inc. (the "Company"), is incorporated on February 17, 2016 under the laws of Delaware. The Company's headquarters are located in Chicago, Illinois. The Company owns 99,00% of shares of its subsidiary Metin Madenciligi Yazilimlari AS ("Text Mining Softwares Inc.") located in Istanbul, Turkey.

Wordego is an online advertising network that provides complete technology solutions to automate the purchase and sale of online advertising for both advertisers and publishers. The platform features applications and services for advertisers (buyers) to buy online advertising inventory on websites and mobile applications, services for publishers (sellers) to sell their online advertising inventory, and a marketplace over which such transactions are executed. Besides its display advertising solutions, Wordego is the first online advertising network that offers coupon advertising solutions on an automated platform at global scale.

As being the parent (holding) company, Wordego Inc. operates as the management, sales and business development entity, whereas its subsidiary Text Mining Softwares Inc. operates as the technology development entity of the group.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Wordego Inc. and its subsidiary Text Mining Softwares Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Online Advertising Services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Capitalization and Depreciation of Assets

Assets with useful lives greater than one year and with initial values greater than $1,000 are capitalized and carried at historical cost. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

Advertising costs are recognized as incurred.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $9,305 for the year ended December 31, 2016.

Income Taxes

The Company is taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Debt

On July 31, 2016 Wordego Inc. acquired 99% of shares (Common Stock) from Turkish company Text Mining Softwares Inc. for $164,835. The total purchase price is to be paid within 3 years following the closing date. The net asset value of Turkish company at time of acquisition was $3,485 which was subtracted from the total company valuation of $166,500 to arrive at Goodwill value.

Turkish Tax Exemptions

Since its incorporation in 2012, the Turkish subsidiary Text Mining Softwares Inc. is based at the Istanbul University Technology Development Park. Under the Turkish Technology Development Zones Law #4691, the company is 100% exempted from the Turkish income and corporate taxes and 50% exempted from the Turkish social security premiums.

Turkish State Grants

Grants are accounted for using the Income Approach.

Since its incorporation in 2012, the Turkish subsidiary Text Mining Softwares Inc. benefits from the Turkish State R&D Grants provided by the Scientific and Technological Research Council of Turkey (TUBITAK). These grants are non-refundable and are being provided by TUBITAK to encourage the development of R&D projects in Turkey.

In order to benefit from these state grants, a company must file and have approved it's R&D project by TUBITAK (a priori), and then realize it at its own cost. Should the project be completed as foreseen, and its outcomes and expenses are audited and approved by the TUBITAK council, a part of the company's R&D expenses (50% to 75%) are being reimbursed by TUBITAK to the company, in form of a non-refundable state grant.

Exchange Rate

The Turkish subsidiary financial statements are translated using the following exchange rates:

- Income Statement: Rate as of December 31, 2016 (3.52 TRL/USD)
- Balance Sheet: Rate as of December 31, 2016 (3.52 TRL/USD)
- Cash Flow Statement: Rate as of December 31, 2016 (3.52 TRL/USD)

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016, through August 31, 2017, the issuance date of these financial statements. The following transactions occurred subsequent to 2016:

- On April 30, 2017, the Company issued Convertible Promissory Notes Payable in the amount of $100,000 to two of its Co-Founders, and $75,000 to two individual investors ($175,000 in total) in exchange for cash.

- On July 28, 2017, the Company participated in and payed for the share capital increase of $175,000 of its subsidiary Text Mining Softwares Inc., which lifted its capital share in this company from 99.00% to 99.55%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

NEW! StartEngine's own equity offering is now live. Learn more.

WORDEGO is pending **StartEngine Approval.**



PLAY VIDEO

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WORDEGO

WORDEGO

World's First Coupon Advertising Network

Small OPO · Chicago, IL · Technology
Accepting International Investment



Own the Future of Online Advertising

Invest in WORDEGO

"WORDEGO is an **Online Advertising Network** that provides complete technology solutions to automate the purchase and sale of online advertising.

Our platform features applications and services for **advertisers to buy online advertising inventory on websites and mobile applications**; services for **publishers to sell their online advertising inventory**; and a **marketplace** over which such transactions are executed.

Besides our **Display Advertising** solutions designated for all types of


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devices, we are the **first** to offer **Coupon Advertising** solutions on an online platform at global scale.

We are currently giving service to more than **2000 brands** and **10** **network partners** on the advertiser side, and over **5000 websites and mobile applications** on the publisher side. Each month, we reach **50M+ unique internet users** globally. Since our inception, we realized more than **10B ad impressions** and generated over **$1M of sales revenue**.

Our vision is to create a dynamic online advertising ecosystem where people would access the ads and coupons of products and services right at the moment they need, and use them to their benefit.

We hope you will take the time to learn more about us, and join us in creating positive change in millions of lives."

Dr. Okan Erol | Co-Founder & CEO

Investment
$1/share | $5M pre-money valuation | When you invest you are betting the company's future value will exceed $6M.

Perks
$500+ — $50 advertising credit on wordego.com & WORDEGO t-shirt.
$1,000+ — $125 advertising credit on wordego.com & WORDEGO t-shirt.
$2,500+ — $375 advertising credit on wordego.com & WORDEGO t-shirt.
$5,000+ — $1,000 advertising credit on wordego.com & WORDEGO t-shirt.
**All perks occur after the offering is completed.*

Our revolutionary Coupon Advertising technology connects the offline stores to the online world, generating fresh footfall, critical to run a business.

The Story of WORDEGO Thus Far

Wordego Inc. was incorporated in 2016 as a **Delaware C-Corporation**. The Company operates as the management, sales, and financing (holding) company; whereas our 2012 founded Turkish subsidiary **Text Mining Softwares Inc.** operates as the R&D company of our group.

We are operating on the ground with our own management, business development and software development teams based in **Chicago** (headquarters), **San Francisco** and **Istanbul**, and we also possess independent business development teams based in **Dubai** and **Baku**.

We've launched the first version of WORDEGO as a fully automated **Display Advertising Network**, in 2013. Since then, we've been continuously investing in our sales organization and R&D operations, to attract new **advertisers** (buyers) and **publishers** (sellers) to our platform, and to enhance our leadership through innovation. As of October 2017, we launched the **World's first Coupon Advertising Network**, designated as a fully automated coupon advertising platform for advertisers and publishers.

We believe we can significantly expand the penetration of our fast-growing **display and coupon** offerings among existing advertiser and publisher customers and by attracting new customers across the globe. We target to **grow our market share in our existing international markets** and we also plan to **further expand our operations** in **America**, **APAC**, **Europe**, and **MENA**. We believe we can attract a greater portion of advertiser spending and publisher inventory by promoting our complete technology solutions.

To support our growth objectives, we intend to aggressively invest in **developing additional product features** and **marketing initiatives**, and we need additional capital to do that. We are excited about the future of our Company and we hope you'll **join our investor team** to help us grow WORDEGO.



What We Have Accomplished So Far

- Launched **Display Advertising Network** designated for all devices.
- Reached a portfolio of **2000+ advertisers** and **5000+ publishers**.
- Became network partners with **10 global ad networks** including; **Google**, **Criteo**, **Rubicon Project**, **OpenX**, **Appnexus**, **Adform**, **Wideorbit**, and **Smaato**.
- Raised **$280K of equity capital** from founding partners.
- Raised **$350K of (non-refundable) state R&D grants**.
- Raised **$175K of convertible equity financing**.
- Realized **10B+ ad impressions** on publisher websites.
- Reached **50M+ unique internet users** from all around the World.
- Generated **$1M+ of sales revenue**.
- Launched the World's first **Coupon Advertising Network**.
- And we are **just starting!**

What We Do & How We Make Money

WORDEGO was founded to address the inherent challenges associated with the online advertising ecosystem and to enable a marketplace where **advertisers** (buyers) and **publishers** (sellers) can **transact in a highly efficient and safe manner.**

Our technology creates and powers a marketplace for advertisers and publishers to **readily buy and sell advertising at scale**. Our solution provides a critical connection between advertisers and publishers and allows large numbers of buyers and sellers to **transact on an automated basis**.

WORDEGO makes money over the **transactions between advertisers and publishers**. For every dollar advertisers spend on our platform, we retain **40% (in average) as intermediation revenue** and pay 60% (in average) to the corresponding publishers as advertising revenue.



Services for Advertisers and Publishers

WORDEGO provides a **comprehensive**, **transparent** and **independent** platform that brings advertisers and publishers together, and facilitates **intelligent decision-making** and **automated transaction** of the advertising inventory.

WORDEGO helps increase the volume and effectiveness of online advertising, by **improving return on advertising investment** for advertisers and **maximizing advertising revenue** for publishers.



Services for Advertisers

Advertisers leverage our platform to **manage their advertising spending** across inventory types, advertising units and channels; **simplify order management and campaign tracking**; **obtain actionable insights** into audiences for their advertising; and access impression (**CPM**), click (**CPC**) or action (**CPA**) level purchasing from thousands of publishers.

Our advertiser capabilities enable **brands**, **advertising agencies**, **advertiser ad servers**, **demand side platforms**, **ad networks**, **ad exchange platforms** and **other advertisers** to efficiently find and connect with a target audience to **build brand awareness**, **acquire new customers**, and **re-engage existing customers**. These capabilities can enable advertisers to target individuals using rich consumer intent data available on our platform that is continuously updated in milliseconds.


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GLOBAL ECOLOGY: IT'S NOT TIME TO FALL BACK

Services for Publishers

Publishers use our platform to **maximize revenue** by accessing top advertiser brands around the world; **monetize their advertising inventory** across inventory types, advertising units and channels; **decrease costs**; and **protect their brands and user experience**.

Our publishers have a broad spectrum of advertising inventory available for sale, ranging from **premium inventory** located on their homepages, to **secondary placements** which are generally located on pages deeper within their websites or mobile applications. Publishers may also have **different versions of their websites and mobile applications** optimized for a variety of devices, from **computers** to **tablets** to **smartphones**, which also increases the variety of advertising inventory available for sale.

Disruptive Online Advertising Solutions

WORDEGO enables the **real-time exchange of high volumes of information in a transparent marketplace** that in turn enables publishers to match advertisers' advertising campaigns with their available advertising inventory. Our platform enables advertisers and publishers to **transact across a full spectrum of inventory types, advertising units, and channels**.

By accommodating a full spectrum of online advertising inventory, WORDEGO provides **greater coverage of all websites and mobile applications**, and attracts all types of advertisers, giving them the ability to **fulfill their audience needs in a more cost-effective manner** and **optimizing the price at which publishers' inventory is sold**.



Display Advertising Solutions

Our long-standing **Display Advertising** solutions cover all **Interactive Advertising Bureau (IAB)** standard ad sizes, and all types of devices from **computers** to **tablets** to **smartphones**. Each day, we deliver **millions of sharp-targeted** advertiser ads on publisher websites and mobile applications, and we reach more than **50 million unique internet users** monthly. Our Display Advertising solutions are being used by major ad networks including **Google**, **Criteo**, **Rubicon Project**, **Adform**, **Smaato**, **Wideorbit** and many others, and by thousands of **advertisers** and **publishers** from all around the World.



Coupon Advertising Solutions

WORDEGO is the first **Online Advertising Network** to offer **Coupon Advertising** solutions on an online platform at global scale. Our solutions provide advertisers to **display and distribute coupons to their selective target audiences** on publisher websites and mobile applications, and **pay only for accessing customer-authorized information and/or for customers' coupon redemptions**. Our **Coupon Advertising** solutions provide publishers a **unique supplementary advertising revenue** opportunity, **without intervening with their current display advertising setups**.



Display & Coupon Advertising App

We project to build by the end of 2018, the **World's first display & coupon advertising app** designated entirely for consumers, where people would **access the ads and coupons of products and services of their interests**, and easily **compare**, **buy** or **redeem online**. We plan to build the app on top of our current **online advertising infrastructure** and further expand its use by **increasing user access globally**.

Unique Targeting Technologies

Some core aspects of our value proposition are our **Behavioral Targeting** and **Location Targeting** algorithms and our **proprietary Text Mining** and **Machine Learning** technologies, associated with **sophisticated data processing** and **detailed analytics** capabilities.

The use of our unique Text Mining and Machine Learning technologies on top of the Behavioral Targeting and Location Targeting techniques, **boost the consumer-ad interaction** on the websites and thus provide **higher investment returns for advertisers** and **higher advertising revenues for publishers**. This fact automatically **maximizes our intermediation revenues**.



Behavioral Targeting

Our **Behavioral Targeting** technology allows us to track and utilize a web user's **previous web browsing behavior information** to **increase the effectiveness of advertising** on publisher websites. This technology enables us to **adapt and customize ads** based on users' behavior patterns, which in turn **maximizes advertisers' ROI and publishers' advertising revenue**.



Text Mining

Our **Text Mining** technology enables us to **understand the content of the web pages in real-time** and **deliver the most relevant ads to the visitors**. Because we better understand more than any of our competitors **what are on the web pages that the consumers are looking for**, we are capable to **deliver the most relevant ads**.



Location Targeting

Our **Location Targeting** technology allows us to determine the actual **geographical position of a web user** and deliver the **most location-relevant ads** on publisher websites. Location Targeting enables advertisers to target their audiences in a **more effective manner** and **reduce their ad spending** by eliminating the web users located at irrelevant areas.



Machine Learning

Our **Machine Learning** technology enables us to **analyze and learn from the performance of each advertiser ad unit and each publisher ad space** across our platform, leading to higher quality matching between advertisers and publishers. Our solution is **constantly self-optimizing** based on our systems' **ability to analyze and learn** from vast volumes of data.

Competitive Strengths

L O V E

Key Role in Online Advertising Ecosystem

Key Platform Applications for Advertisers

Key Platform Applications for Publishers

Positive User Experience for Consumers

Some of our most important competitive strengths in respect to our competitors are; our **unique Text Mining** and **Machine Learning** technologies; our **simple user interface**; our **real-time bidding, operating and reporting** facilities; and our **multi-language and currency** support.

We believe our **integration with leading global buyers and sellers of advertising** and the benefits we provide to them gives us a key role in the online advertising ecosystem. As a result, we have historically been **highly successful in retaining our clients and growing our seller base**.

Advertisers leverage our applications to **access a large audience** and to **purchase advertising inventory based on their key criteria**. These applications help streamline advertisers' purchasing operations and increase the efficiency of their spending and the effectiveness of their advertising campaigns.

Advertisers can **execute highly automated campaigns** and **take advantage of unique targeting data and optimization technology** that is provided by our platform. Advertisers are also able to use **unified reporting and analytics** through our advertiser user interface that has been designed to specifically address advertiser preferences. Our capabilities for advertisers also enable them to **build brand awareness**, **acquire new customers**, and **re-engage existing customers**.

We have **direct relationships and integrations** with the publishers on our platform. Our publisher user interface offers key **time saving features** and **reporting and analytics capabilities** that help publishers optimize the use of our platform to fit their needs.

Our solution includes applications to help publishers **increase their online advertising revenue**, **reduce costs**, **protect their brands and user experience**, and **reach more advertisers** efficiently to increase online advertising revenue by monetizing their full variety and volume of inventory.

Our platform helps **protect consumer interests** and **promotes a favorable user experience** for consumers by proactively **enforcing quality standards** across advertisers and publishers. We maintain industry-leading quality standards for all advertising transacted on our marketplace by **evaluating all available types of publisher inventory** and **pre-screening every piece of advertising creative**, providing safeguards against malware and other forms of non-human traffic.

Our platform also promotes a positive consumer experience by **delivering increased advertising relevance** through effective matching of advertisers' interests with publishers' available inventory in **privacy compliant methods** that do not result in collecting any personally identifiable consumer information.

The Present and the Future of the Online Advertising Industry

The global online advertising industry representing **$200B** in size as of 2016 is growing extremely fast to reach **$500B** in size by 2020, with a compound annual growth rate of **20%**. The industry is dominated by **North America (39%)**, followed by **APAC (28%)**, **Europe (26%)** and **South America (5%)**.

According to **Interactive Advertising Bureau's (IAB)** latest **Internet Advertising Revenue Report**, which is conducted independently by **PricewaterhouseCoopers (PwC)**, the first quarter of 2017 marked the **highest ever Q1 earnings** for the online advertising industry in the United States, hitting **$19.6B**. In addition, Q1 2017 marks the **seventh consecutive first quarter** to have double-digit year-over-year growth.

Continued Strong Quarterly Revenue Trends

As per PwC's **2016 Internet Advertising Revenue Report**, online advertising revenues in the United States totaled **$72.5B** for the full year of 2016, representing **21.8%** (or **$12.9B**) increase from the **$59.6B** reported in **2015**.

The following chart highlights the **quarterly online advertising revenue in the United States** since IAB began measuring it in 1996. The chart proves, from the momentum built in 2010, the **online advertising industry continues to show strong growth** in the United States. Since 2010, a **strong seasonal trend has emerged for online advertising revenues**. With each annual cycle, revenue peaks in the fourth quarter, and is followed by a dip in the first quarter before the upward trend starts again in the second quarter.



$25
$20
$15
$10
$5
$0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

Quarterly Online Advertising Revenue Growth Trends 1996-2016 ($ Billions), Source: IAB/PwC Internet Advertising Revenue Report, FY 2016

Shift from Desktop to Mobile

The 2016 annual online advertising revenues have **significantly increased on a year-over-year** percentage and dollar basis, with **mobile accounting for 50.52%** of all revenue. The 5 year CAGR shows that online advertising growth continues to be fueled by an **87% CAGR in mobile** (compared to **6%** growth in **non-mobile** revenue over the same period). The compound annual growth rate (CAGR) over the past ten years for online advertising of **16%** has outpaced U.S. current dollar GDP growth of **3%** over that period.



Non-Mobile
Mobile
16% Overall CAGR
16,9
21,2
23,4
22,7
26,0
31,7
36,6
42,8
49,5
59.6
72.5
16,9
21,2
23,4
22,7
25,4
0,6
30,1
1,6
33,2
3,4
35,7
7,1
37,0
12,5
38,9
20,7
35,9
36,6
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

Annual Mobile & Non-Mobile Online Advertising Revenue Growth Trends 2006-2016 (%), Source: IAB/PwC Internet Advertising Revenue Report, FY 2016

The growth in the online advertising revenues demonstrates the **powerful shift** underway in the global advertising industry **from advertising in print media, radio, and television to online advertising**. This shift has resulted in content being increasingly delivered to users over the internet, creating an opportunity for advertisers to **target audiences more accurately using data-driven strategies** and **deliver more relevant advertising in real-time on multiple screens**. Technological advances have also enabled publishers to sell their inventory on an impression-by-impression basis, as well as in bulk, making it easier for publishers to **better optimize and expand the monetization of their inventory**. The continued growth in overall ad spending and the shift in that spending to digital media represents a **significant growth opportunity for online advertising**.



2012
Established as a Turkish Startup
Established first as a Turkish C-Corporation, and settled in the Istanbul University Technopark, providing %100 tax exemptions.
2012
Raised $280K Equity Capital
Raised $280K of equity capital from its founding partners and started coding the Wordego Online Advertising Network.
2013
Received $120K State Grant
Received $120K of R&D grant from TÜBİTAK (The Scientific and Technological Research Council of Turkey).
2013
Launched Display Ad Network
Launched v.1 of the Wordego Online Advertising Network, as fully automated advertising platform.
2013
1st prize in the Software Stars Contest
Won the 1st prize in the Software Stars Contest of Turkey.
2014
Received $70K State Grant
Received $70K of R&D grant from TÜBİTAK.
2014
3rd Fastest Growing Firm
Became the 3rd fastest growing firm among the Borsa Istanbul Private Market members.
2015
Received $65K State Grant
Received $65K of R&D grant from TÜBİTAK.
2015
ITU Gate Int. Acceleration Prog. Finalist
Participated in the ITU Gate International Acceleration Program in the United States.
2016
Received $65K State Grant
Received $65K of R&D grant from TÜBİTAK.
2016
Incorporated as a Delaware C-Corporation
Incorporated as a Delaware C-Corp. (Wordego Inc.) with headquarters in Chicago and offices in San Francisco.
2016
Wordego Inc. Acquired Wordego TR
Wordego Inc. acquired Wordego Turkey and became the holding company of the group
2016
Soft Away Int. Acceleration Prog. Finalist
Elected to participate in the Soft Away International Acceleration Program.
2017
Received $30K State Grant
Received $30K of R&D grant from TÜBİTAK.
2017
Raised $175K Convertible Note Financing
Raised $175K of convertible note financing from partners and investors.
2017
Launched Coupon Ad Network
Launched World's first coupon ad network, as fully automated coupon advertising platform.
2017
Launch on StartEngine
We are excited to oper up Wordego to public.
2018
Launch World's First Display & Coupon Advertising App
We plan to launch World's first Display & Coupon Advertising App by 2018. (ANTICIPATED)
2020
Goal To Hit $10M Revenue
advertising to be our strongest revenue stream. (ANTICIPATED)

Meet the Founders



Dr. Okan Erol

Co-Founder, CEO, Director

Okan co-founded the Company and as CEO leads the Company's strategic, executive and managerial efforts. His 19 years of executive management experience includes working as a business development manager for French Chamber of Commerce (1997-1998), general manager for Imerys Minerals (1998-2006), CEO for Esen Minerals (2006-2010), and general manager for Steno Energy (2011-2012). Okan holds a BS in Computer Engineering from Galatasaray University, an MBA from Sorbonne University and a PhD degree in Finance & Banking from Kadir Has University.



Utku Erol

Co-Founder, CTO, Director

Utku co-founded the Company and as CTO leads the Company's engineering activities. His 15 years of software products designing and developing experience includes working as an instructor at the Marmara University (2003-2012), technical consultant at Yonja Media Group (2006-2008), head of IT at Ketchup Loyalty Marketing (2014-2015), and product manager at Via Fone Technologies (2015-2017). Utku holds BS and MSc degrees in Business Informatics from Marmara University, and a PhD degree in Informatics from Istanbul University.



Mukadder Erol

Co-Founder, CFO, Director

Mukadder co-founded the Company and as CFO leads the Company's financing activities. She has 35 years of banking and financial management experience. Prior to joining Wordego, Mukadder worked for 30 years as a banker in various executive departments at Vakif Bank in Turkey (1974-2004). Mukadder holds a high school degree from Denizli High School.



Rumeysa Erol

Co-Founder, CMO

Rumeysa co-founded the Company and as CMO leads the Company's marketing and sales efforts. She has 13 years of operational and financial management experience. Prior to joining Wordego, Rumeysa worked for 8 years as a finance coordinator at BMT Mining & Trading (2004-2012). Rumeysa holds a BS in International Relations from Uludag University and an MSc degree in Marketing from New York University.



Asli Erol

Co-Founder, CIO

Asli co-founded the Company and as CIO leads the Company's information management efforts. Her 12 years of information systems management experience includes working as a system analyst at BSH Turkey (2006-2008) and at TAV Holdings (2008-2009), senior business analyst and online services project manager at Turkish Airlines (2009-2015), and business system controller at Emirates Airlines (2015-2017). Asli holds a BS in Business Informatics from Marmara University.

And the Rest of the Team



Yavuz Kulekci

Senior Software Engineer

Yavuz is a senior software engineer for Wordego. Prior to joining the Company, he worked as a software engineer and software developer for various tech startups in Cyprus and Turkey. Yavuz holds a BS in Computer Engineering from Girne American University.



Nurettin Kulekci

Software Engineer

Nurettin is a software engineer for Wordego. Prior to joining the Company, he worked as a web developer for Istanbul Esenyurt University, and on various independent software projects. Nurettin holds a BS in Computer Engineering from Azerbaijan Technical University.



Serap Bolukbasi

Business Development Manager

Serap joined Wordego in 2015 and she leads the Company's business development and customer support activities. Serap holds a BS degree in English Language & Literature from Fatih University.



Erdem Yurdanur

Investor & Advisor

Erdem is a serial entrepreneur and investor in technology. He has 27 years of executive management, business development and investment experience in software development, web publishing, online advertising, and gaming technology. Erdem holds a BS in Computer Engineering from Bogazici University.

Offering Summary

Maximum 1,070,000 shares of common stock ($1,070,000)

Minimum 10,000 shares of common stock ($10,000)

Company:	Wordego Inc.
Corporate Address:	222 W Merchandise Mart Plaza, Suite 1212, Chicago, 60654, Illinois
Description of Business:	WORDEGO is an Online Advertising Network that provides complete technology solutions to automate the purchase and sale of online advertising.
Type of Security Offered:	Common Stock
Purchase Price of Security Offered:	$1 per share
Minimum Investment Amount (per investor):	$250 (250 shares)

Perks:

$500+ — $50 advertising credit on wordego.com & WORDEGO t-shirt.

$1,000+ — $125 advertising credit on wordego.com & WORDEGO t-shirt.

$2,500+ — $375 advertising credit on wordego.com & WORDEGO t-shirt.

$5,000+ — $1,000 advertising credit on wordego.com & WORDEGO t-shirt.

**All perks occur after the offering is completed.*

Multiple Closings:

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

VIDEO TRANSCRIPT (Exhibit D)

Wordego – Equity Crowdfunding Video:

- We think online advertising is much more than targeting consumers on the internet.

- We have a vision where online advertising is used for offering people the exact products and services, right at the moment they need.

- That's why we started Wordego.

- Technology, innovation, and people are at the core of who we are and what we do.

- That's why our platform is different than any other ad network.

- We provide a seamless online advertising marketplace to advertisers and publishers, and we deliver custom fit ads and coupons to the consumers on the internet.

- We're doing things that nobody else is…

- We transform real-life experiences to digital and provide instant rewarding to consumers.

- Our vision goes far beyond the online advertising as we know today.

- We project a future where people would access the ads and coupons of their interests on a mobile app. Where they can freely compare ads and coupons of products and services, and easily buy or redeem online.

- We started our journey in 2012 in Istanbul.

- After several years of successful implementation in the European market and winning many encouraging awards, in 2016 we moved our headquarters to Chicago to accelerate our global expansion.

- But it's not about selling more. It's about delivering something consumers need, that they weren't aware before.

- Now it's your chance to be a part of this digital revolution.

- Let's shape the future of marketing together!

Wordego – World's First Coupon Advertising Network:

- World's First Coupon Advertising Network

- Accurate, Analytic, Brave, Brilliant, Connected, Consistent, Creative, Direct, Dynamic, Effective, Efficient, Fast, Impressive, Independent, Inspiring, Integrated, Leading, Original, Passionate, Persistent, Powerful, Proactive, Productive, Profitable, Responsive, Rewarding, Safe, Seamless, Secure, Simple, Smart, Supportive, Transparent, Unique, United, Useful, Valuable,

Visionary, Wordego.

- Invest in the Future of Online Advertising.

Wordego – Investor Presentation Video:

- Wordego is an Online Advertising Network that provides complete technology solutions, to automate the purchase and sale of online advertising.

- We provide Advertisers, the tools to establish connection with their target audiences, on Publisher websites and mobile applications.

- There is an increasing demand to automate the online advertising industry.

- But a varity of factors make the online advertising ecosystem highly complex and challenging to automate: Complex Impression-Level Matching, Fragmented Advertiser & Publisher Base, Large & Highly Unpredictable Traffic Volumes, Lack of Standardized Ad Formats & Data, Large number of intermediaries between Advertisers and Publishers.

- We started Wordego, as a solution to these problems.

- We offer, One Advertising Platform, for all online advertising needs.

- Besides our Display Advertising solutions designated for all types of devices, we are the first to offer Coupon Advertising solutions on an online platform at global scale.

- We have unique targeting techniques: Behavioral Targeting, Contextual Targeting (Text Mining), Location Targeting, and Machine Learning.

- Thanks to our targeting techniques, we generate higher ROI for advertisers, and higher revenue for publishers.

- This fact automatically maximizes our intermediation revenues.

- We have global presence, in 5 cities and 3 continents.

- We connect, 10 global network partners, 2000+ advertisers, 5000+ publishers, and 50 million+ internet users, on all devices.

- We have many competitors, 10 of which are at the same time our network partners.

- Our industry is highly acquisitive, with many mergers, acquisitions and IPO's happening frequently.

- Our market is growing extremely fast, to reach $500B size by 2020.

- The market is dominated by North America, followed by APAC, Europe and South America.

- Our strategic focus is the fastest growing countries.

- We project to build 15 new business development teams within the next 5 years.
- We have a powerful team, with over 100 years of total experience.
- We project to surpass the breakeven point in 3 years, and reach over $40M revenue in 5 years.
- Our EBITDA margin is expected to grow to 24%, with an IRR to reach to 150%.
- Since our platform is finished and running worldwide, we have a very few Capex cost projection.
- The funds to be raised in this round, shall be mainly used for development operations.
- Now its your chance to be a part of this digital revolution.
- Let's shape the future of marketing together!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL FINANCIAL DOCUMENTS

WORDEGO
ONLINE ADVERTISING NETWORK

Business Plan



COMPANY OVERWIEW

Wordego is an Online Advertising Network that provides complete technology solutions to automate the purchase and sale of online advertising. Wordego features applications and services for advertisers to buy online advertising inventory on websites and mobile applications; services for publishers to sell their online advertising inventory; and a marketplace over which such transactions are executed.

Wordego provides a comprehensive, transparent and independent platform that brings advertisers and publishers together, and facilitates intelligent decision-making and automated transaction of the advertising inventory. Wordego helps increase the volume and effectiveness of online advertising, by improving return on advertising investment for advertisers and maximizing advertising revenue for publishers.

Besides its Display Advertising solutions designated for all types of devices, Wordego is the first to offer Coupon Advertising solutions on an online platform at global scale.


WORDEGO
ONLINE ADVERTISING NETWORK
NEWS
CPM
CPC
CPA

A. Services for Advertisers (Buyers)

Buyers of online advertising leverage our platform to manage their advertising spending across inventory types, advertising units and channels; simplify order management and campaign tracking; obtain actionable insights into audiences for their advertising; and access impression (CPM), click (CPC) or action (CPA) level purchasing from thousands of sellers.

Our buyer capabilities enable brands, advertising agencies, advertiser ad servers, demand side platforms, ad networks, ad exchange platforms and other buyers to efficiently find and connect with a target audience to build brand awareness, acquire new customers, and re-engage existing customers. These capabilities can enable buyers to target individuals using rich consumer intent data available on our platform that is continuously updated in milliseconds.

B. Services for Publishers (Sellers)

Sellers of online advertising use our platform to maximize revenue by accessing top advertiser brands around the world; monetize their advertising inventory across inventory types, advertising units and channels; decrease costs; and protect their brands and user experience.

Our sellers have a broad spectrum of advertising inventory available for sale, ranging from premium inventory located on their homepages, to secondary placements which are generally located on pages deeper within their websites or mobile applications. Sellers may also have different versions of their websites and mobile applications optimized for a variety of devices, from computers to tablets to smartphones, which also increases the variety of advertising inventory available for sale.



PROBLEM

In the early stages of the online advertising, buyers and sellers of inventory transacted directly with one another or through a small number of intermediaries. As internet usage increased and the scale of sellers and data expanded, it became increasingly difficult for buyers to effectively target users and for sellers to effectively monetize their inventory. To address these challenges, buyers and sellers of inventory have come to rely on an ecosystem of multiple technology and service providers.


Ad Exchange
Advertiser
Advertiser Ad Server
Demand Side Platform (DSP)
Supply Side Platform (SSP)
Publisher Ad Server
Publisher
Ad Network

Today, due to the size and complexity of the advertising ecosystem and purchasing process, manual processes can no longer effectively optimize or manage online advertising. In addition, both buyers and sellers are demanding more transparency, better controls and more relevant insights from their advertising purchases and sales. This has created a need to automate the online advertising industry and to simplify the process of buying and selling advertising. But a variety of factors make the online advertising ecosystem highly complex and challenging to automate:

A. Perishable Inventory

An internet user's visit to a website or mobile application creates a unique opportunity to reach the user by inserting advertisements into one or more of the impressions designed into the website or mobile application. In order to generate revenue for a seller, these impressions must be filled before the page content loads. The inventory of available impressions is highly perishable due to the fact that each impression must be identified, valued, auctioned, and successfully purchased, and the advertisement must be delivered into that impression, in the split second between the time a user types in a web-address and the page is loaded. For this reason, buyers and sellers need a solution that can analyze and execute on their objectives in an automated fashion at virtually instantaneous speed, or real time.

B. Complex Impression-Level Matching

Sellers aim to sell impressions (CPM) to maximize revenue while enhancing the users' experience and preserving the sellers' brand. Buyers seek to purchase impression (CPM), click (CPC) or action (CPA) level inventory to maximize targeting of specific audiences and return on investment for their advertising spending. As a result of this dynamic, there is a need for a technology solution that can match buyer and seller objectives at a large scale to optimize the delivery of advertising on an impression-by-impression basis.

C. Large Multi-Variety Datasets

Millions of data points relating to browsing behavior, geographic information, user preferences, engagement with an advertisement, and effectiveness of an advertisement are created as users visit sellers' websites and mobile applications. Each piece of data represents a valuable piece of information that can facilitate and improve current and subsequent targeting and monetization of impressions. However, the volume of data available is so large that it is difficult for buyers and sellers to effectively manage the information flow to extract maximum value from the data. As a result, buyers and sellers need a solution capable of analyzing, processing, and interpreting large amounts of data and executing buy and sell orders informed by such data, all in real time.

D. Fragmented Buyer and Seller Base

There is an enormous number and variety of buyers and sellers of online advertising. Historically, inefficient manual transaction techniques have been inadequate to cope with this fragmentation, making it difficult for sellers to efficiently transact with many buyers to maximize revenue, and for buyers to make large volume of buys safely and securely to meet their investment objectives. This inefficiency has created a need for a solution that is capable of seamlessly connecting a highly fragmented global buyer and seller base.

E. Consumer Experience Concerns

Consumers prefer online experiences featuring advertising that are relevant to their personal interests, non-intrusive, and that does not detract from or slow down their enjoyment of online content.

F. Large and Highly Unpredictable Traffic Volumes

The scale of user traffic and the monetary value of online advertisements are difficult to manage efficiently. For example, a large seller may have tens of millions of users per month, creating hundreds of millions of monthly impressions. The volume of traffic for any given seller is extremely difficult to predict. As a result, sellers need a platform that can effectively respond to and monetize inventory during unpredictable spikes in volumes.

G. Lack of Standardized Ad Formats and Data

An available advertising impression can vary based on a number of factors, such as seller, ad format, screen size, pricing mechanism, content type, and audience demographic. It is challenging for buyers to efficiently evaluate and bid on millions of impressions that are based on tens of ad formats in the context of thousands of highly customized data fields. As a result, buyers and sellers require a platform that can, on a real-time basis, match a large variety of available advertising impressions with those potential buyers.

OUR SOLUTION & TECHNOLOGY

Wordego was founded to address the inherent challenges associated with the online advertising ecosystem and to enable a marketplace where buyers and sellers can transact in a highly efficient and safe manner.

Our technology creates and powers a marketplace for buyers and sellers to readily buy and sell advertising at scale. Our solution provides a critical connection between buyers and sellers and allows large numbers of buyers and sellers to transact on an automated basis.

Buyers can direct their spending towards the impressions that are of most value to them based on location, behavior, content, pricing, timing, and other targeting objectives; and sellers can optimize the amount of revenue per impression, while adhering to their own specific rules around advertising that is permissible on their websites and mobile applications.

Our platform enables the real-time exchange of high volumes of information in a transparent marketplace that in turn enables sellers to match buyers' advertising campaigns with their available advertising inventory. As shown in the illustration below, our solution enables buyers and sellers to transact across a full spectrum of inventory types, advertising units, and channels.


ADVERTISERS
Ad Exchange
Demand Side Platform (DSP)
Supply Side Platform (SSP)
Advertiser Ad Server
WORDEGO
Publisher Ad Server
Advertiser
Publisher
Ad Network
PUBLISHERS

By accommodating a full spectrum of online advertising inventory, our solution provides greater coverage of all websites and mobile applications, and attracts all types of buyers, giving buyers the ability to fulfill their audience needs in a more cost-effective manner and optimizing the price at which sellers' inventory is sold.

Some core aspects of our value proposition are our proprietary Text Mining and Machine Learning algorithms associated with sophisticated data processing and detailed analytics capabilities.

A. Text Mining Technology

Our Text Mining technology enables us to understand the content of the web pages in real time and deliver the most relevant ads to the visitors. Because we better understand more than any of our competitors what are on the web pages that the consumers are looking for, we are capable to deliver the most relevant ads.


CHILD DEVELOPMENT INSTITUTE
Importance of Toys in Child Development
The Smartest Baby Toys
6 to 9 mos.


NEWS

B. Machine Learning Technology

Our Machine Learning technology enables us to analyze and learn from the performance of each buyer ad unit and each seller ad space across our platform, leading to higher quality matching between buyers and sellers. Our solution is constantly self-optimizing based on our systems' ability to analyze and learn from vast volumes of data. The additional data we obtain from the volume of transactions on our platform help make our Machine Learning algorithms more intelligent, which results with better return on investment for buyers, and higher revenue for sellers. As a result of that high-quality matching, we attract even more sellers which in turn attracts more buyers and vice versa.


1
Analyze & learn from performance of advertiser ad units
2
Analyze & learn from performance of publisher ad spaces
3
Lead higher quality matching between advertisers and publishers


DÜNYA
24.000 TL 20 Ay 0% faiz
YENİ FIAT EGEA
EZBER BOZAN SEDAN

The use of our unique Text Mining and Machine Learning technologies on top of the other targeting techniques like location targeting and behavioral targeting, boost the consumer-ad interaction on the websites and thus provide higher investment returns for buyers and advertising revenues for sellers.


Advertiser ROI
Consumer-Ad Interaction
Advertisers (Buyers)
ROI
Location Targeting
Behavioral Targeting
Text Mining
Machine Learning
Publishers (Sellers)
Publisher Revenue

C. Proprietary Software Development Technology

Our platform is developed by our own engineering team and is based on the cloud. We provide a very simple user interface; a unique targeting technology; real time bidding, operating and reporting facility; and multi-language and currency support.

Being based on cloud computing infrastructure empowers us to respond our customers in full scalability and speed, and allows us to keep our operational costs fully variable. This means that when we have an increase in the ad display traffic, there are infinite number of virtual servers that becomes instantly operational to respond the request; and when we have a decrease in the ad display traffic, the excessive servers shuts down automatically to reduce costs. This structure allows us to grow and shrink in full scalability and speed and without any hardware costs.


Very Simple User Interface
Unique Targeting Technology
Real Time Bidding, Operating & Reporting
Multi-Language & Currency Support

MANAGEMENT TEAM

Wordego management team has a very strong education background and over 100 years of total management experience. Some areas of expertise of our management team include; executive, financial, operational and technical management; software development; business development and marketing.



Dr. Okan Erol
Co-Founder & CEO
Computer Engineer, MBA, PhD in Finance & Banking. 19 years of executive, financial and strategic management experience.



Utku Erol
Co-Founder & CTO
Bs & MSc in Business Informatics, PhD in Informatics. 15 years of software development and IT management experience.



Rumeysa Erol
Co-Founder & CMO
Bs in International Relations. MSc in Marketing. 13 years of operational and financial management experience.



Asli Erol
Co-Founder & CIO
Bs in Business Informatics. 12 years of information systems management experience.

A. Okan Erol (Co-Founder & CEO)

Okan co-founded the Company and as CEO leads the Company's strategic, executive and managerial efforts. His 19 years of executive management experience includes working as a business development manager for French Chamber of Commerce (1997-1998), general manager for Imerys Minerals (1998-2006), CEO for Esen Minerals (2006-2010), and general manager for Steno Energy (2011-2012). Okan holds a BS in Computer Engineering from Galatasaray University, an MBA from Sorbonne University and a PhD degree in Finance & Banking from Kadir Has University.

B. Utku Erol (Co-Founder & CTO)

Utku co-founded the Company and as CTO leads the Company's engineering activities. His 15 years of software products designing and developing experience includes working as an instructor at the Marmara University (2003-2012), technical consultant at Yonja Media Group (2006-2008), head of IT at Ketchup Loyalty Marketing (2014-2015), and product manager at Via Fone Technologies (2015-2017). Utku holds BS and MSc degrees in Business Informatics from Marmara University, and a PhD degree in Informatics from Istanbul University.

C. Rumeysa Erol (Co-Founder & CMO)

Rumeysa co-founded the Company and as CMO leads the Company's marketing and sales efforts. She has 13 years of operational and financial management experience. Prior to joining Wordego, Rumeysa worked for 8 years as a finance coordinator at BMT Mining & Trading (2004-2012). Rumeysa holds a BS in International Relations from Uludag University and an MSc degree in Marketing from New York University.

D. Asli Erol (Co-Founder & CIO)

Asli co-founded the Company and as CIO leads the Company's information management efforts. Her 12 years of information systems management experience includes working as a system analyst at BSH Turkey (2006-2008) and at TAV Holdings (2008-2009), senior business analyst and online services project manager at Turkish Airlines (2009-2015), and business system controller at Emirates Airlines (2015-2017). Asli holds a BS in Business Informatics from Marmara University.

COMPANY HISTORY


Coupon Advertising
Multi Language & Currency
Real Time Bidding
Cloud Computing
Behavioral Targeting
Platform Interface
Ad Server
Machine Learning
Text Mining
Establishment of Wordego Turkey
TUBITAK R&D Finance Grant
Turkish Software Stars Contest 1st Prize in e-Innovation
TUBITAK R&D Finance Grant
Borsa Istanbul Private Market 3rd Fastest Growing Company Award
TUBITAK R&D Finance Grant
ITU GATE International Startup Acceleration Program Finalist
Establishment of Wordego USA
Soft Away International Startup Acceleration Program Finalist
2012
2013
2014
2015
2016

We are incorporated in 2012 in Istanbul, as Text Mining Softwares Inc. The same year we settled into the Istanbul University Technopark and assured 100% tax exemptions on our activities as per the Turkish Technology Development Zones Law. In our first year, we raised $280K of equity from our founding partners and started coding and development of the Wordego Online Advertising Network.

In 2013, we launched the 1st version of our platform and won the 1st prize in the Software Stars Contest. The same year we developed network partnerships with our main competitors Google, Criteo and Rubicon Project, and generated $150K of revenue.

In 2014, we developed additional network partnerships with OpenX, Appnexus and Adform, generated $280K of revenue, and became the 3rd fastest growing company among the Istanbul Stock Exchange Private Market members.

In 2015, we are elected as one of the finalists of the ITU Gate International Acceleration Program, became network partners with our competitors Wideorbit, Smaato, Adstract and Leadbolt, and generated $220K of revenue.

In 2016, we incorporated Wordego Inc. - a Delaware C corporation headquartered in Chicago - to acquire our R&D company Text Mining Softwares Inc. in Turkey, and to become our new holding company. The same year, we are elected as one of the finalists of the Soft Away International Acceleration Program, and generated $240K of revenue.

Since 2012, we retrieved 3 Turkish state grants totaling $350K from the Scientific and Technological Research Council of Turkey (TÜBİTAK).

As of 2017, we are operating on the ground with our own management, business development and software development teams based in Chicago, San Francisco and Istanbul, and we also possess independent business development teams based in Dubai and Baku. Based on the location of the consumers that view our ads on publisher websites, approximately 83% of our managed revenue is generated from Europe, 11% from America, 3% from MENA and 3% from APAC.

MARKET SIZE & OPPORTUNITY

As per emarketer's 2016 Digital Ad Spending Report, the global online advertising industry representing $200B in size as of 2016 is growing extremely fast to reach $500B in size by 2020, with a compound annual growth rate of 20%. The industry is dominated by North America (39%), followed by APAC (28%), Europe (26%) and South America (5%).


MENA
South America
North America
5%
39%
26%
Europe
28%
APAC
$472B
$609B
$735B
Total Ad Spending Worldwide
5% Annual Growth
$490B
67%
Online Ad Spending Worldwide
20% Annual Growth
$201B
33%
$59B
13%
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

According to Interactive Advertising Bureau's (IAB) latest Internet Advertising Revenue Report, which is conducted independently by PricewaterhouseCoopers (PwC), the first quarter of 2017 marked the highest ever Q1 earnings for the online advertising industry in the United States, hitting $19.6B. In addition, Q1 2017 marks the seventh consecutive first quarter to have double-digit year-over-year growth.

Continued Strong Quarterly Revenue Trends: As per PwC's 2016 Internet Advertising Revenue Report, online advertising revenues in the United States totaled $72.5B for the full year of 2016, representing 21.8% (or $12.9B) increase from the $59.6B reported in 2015. The following chart highlights the quarterly online advertising revenue in the United States since IAB began measuring it in 1996. The chart proves, from the momentum built in 2010, the online advertising industry continues to show strong growth in the United States. Since 2010, a strong seasonal trend has emerged for online advertising revenues. With each annual cycle, revenue peaks in the fourth quarter, and is followed by a dip in the first quarter before the upward trend starts again in the second quarter.


$25
$20
$15
$10
$5
$0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

Shift from Desktop to Mobile: The 2016 annual online advertising revenues have significantly increased on a year-over-year percentage and dollar basis, with mobile accounting for 50.52% of all revenue. The 5 year CAGR shows that online advertising growth continues to be fueled by an 87% CAGR in mobile (compared to 6% growth in non-mobile revenue over the same period). The compound annual growth rate (CAGR) over the past ten years for online advertising of 16% has outpaced U.S. current dollar GDP growth of 3% over that period.


Non-Mobile
Mobile
16% Overall CAGR
16,9
21,2
23,4
22,7
26,0
31,7
36,6
42,8
49,5
59.6
72.5
16,9
21,2
23,4
22,7
25,4
0,6
30,1
1,6
33,2
3,4
35,7
7,1
37,0
12,5
38,9
20,7
35,9
36,6
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

The growth in the online advertising revenues demonstrates the powerful shift underway in the global advertising industry from advertising in print media, radio, and television to online advertising. This shift has resulted in content being increasingly delivered to users over the internet, creating an opportunity for advertisers to target audiences more accurately using data-driven strategies and deliver more relevant advertising in real-time on multiple screens. Technological advances have also enabled publishers to sell their inventory on an impression-by-impression basis, as well as in bulk, making it easier for publishers to better optimize and expand the monetization of their inventory. The continued growth in overall ad spending and the shift in that spending to digital media represents a significant growth opportunity for online advertising.

Over time, we also expect the analog and print advertising markets to automate, and we view our long-term mission and opportunity, as the automation of the buying and selling of all advertising. We believe buyers want to be able to reach users across multiple channels and to have a platform that can unify their advertising spending. While the primary market we serve today is the online advertising market, we expect to be able to leverage our unique marketplace and technology to ultimately automate all of these markets and enhance the experience of buyers and sellers across the entire advertising ecosystem.

CUSTOMERS

We are currently giving service to 2000+ brands and 10 ad networks on the buyer side, and 5000+ websites and mobile applications on the seller side. Although the sellers are our suppliers and not customers, we consider them as customers since both buyers and sellers are equally important to an ad platform.

The 2000+ brands that benefit from our services are either direct buyers having an advertiser account on our platform, or indirect buyers accessing our services through an ad network partner. All buyers that have an advertiser account on our platform must add cash credits on their accounts - either by credit card or wire transfer - prior to start advertising. The only exception to this is the 10 ad network partners which we have separate private agreements, with payment terms varying between net 30 to 60 days.

The 5000+ sellers that are receiving ads on their websites and mobile applications through our platform are all direct customers, each having separate publisher accounts. The payment term of our sellers' is net 45 days, and all seller payments are being realized via bank transfer.

COMPETITION

The online advertising industry is highly competitive and fragmented. We compete for buyer spending and seller inventory against many online advertising platforms including Google, Criteo, Rubicon Project, MediaMath and Appnexus. As we introduce new offerings, as our existing offerings evolve, or as other companies introduce new products and services, we may be subject to additional competition.

We compete on the basis of our technology, including our ability to enable buyers and sellers to purchase and sell a comprehensive range of advertising units, utilizing various inventory types, and across various digital channels including desktop, mobile web and mobile application.

While our industry is evolving rapidly and becoming increasingly competitive, we believe that our solution enables us to compete favorably on the factors described above. However, competitive differentiation in online advertising industry is difficult to achieve, both in terms of capabilities and in terms of customer perception. We lack the scale of some of our competitors, which may have the ability to compete effectively with us on the basis of their capabilities or ability to offer more aggressive pricing. Other competitors with capabilities inferior to ours may nevertheless compete effectively with us if customers do not perceive, or value, what we believe to be our competitive strengths.

On the other hand, the online advertising industry constitutes a unique example of collaboration between competitors, where all major players of the industry are in open and transparent collaboration with each other. Accordingly, we are in online integration with 10 of our competitors (Google, Criteo, Rubicon Project, OpenX, Appnexus, Adform, Wideorbit, Smaato, Adstract and Leadbolt), and we are currently generating 85% of our revenues through sales to our competitors. This cooperation allows us to reach the highest paid ads of thousands of buyers from all around the world, and enables us to supply a much diversified and profitable advertising portfolio to our sellers.

Beside its competitive collaboration features, the online advertising industry is at the same time a very acquisitive sector, with many IPO's, VC investments and acquisitions happening frequently. Some of the recent examples are; the IPO's of Criteo and Rubicon Project at the New York Stock Exchange, the multiple round VC investments to Appnexus, MediaMath and Adroll, and the acquisition of Smaato by Spearhead.


criteo
appnexus
MediaMath
AdRoll
rubicon
MCap: $2.5B
Ticker: CRTO
MCap: $1.5B
$63M in F Round
MCap: $1.1B
$74M in C Round
MCap: $700M
$70M in C Round
MCap: $700M
Ticker: RUBI

COMPETITIVE STRENGTHS

A. Key Role in Online Advertising Ecosystem

Some of our most important competitive strengths vis a vis our competitors are; our unique Text Mining and Machine Learning technologies; our simple user interface; our real-time bidding, operating and reporting infrastructure; and our multi-language and currency support.

We believe our integration with leading global buyers and sellers of advertising and the benefits we provide to them gives us a key role in the online advertising ecosystem. As a result, we have historically been highly successful in retaining our clients and growing our seller base.

B. Positive User Experience for Consumers

Our platform helps protect consumer interests and promotes a favorable user experience for consumers by proactively enforcing quality standards across buyers and sellers. We maintain industry-leading quality standards for all advertising transacted on our marketplace by evaluating all available types of seller inventory and pre-screening every piece of advertising creative, providing safeguards against malware and other forms of non-human traffic.

Our platform also promotes a positive consumer experience by delivering increased advertising relevance through effective matching of buyers' interests with sellers' available inventory via our Text Mining and Machine Learning algorithms in privacy compliant methods that do not result in collecting any personally identifiable consumer information.

C. Key Platform Applications for Buyers

Buyers leverage our applications to access a large audience and to purchase advertising inventory based on their key criteria. These applications help streamline a buyer's purchasing operations and increase the efficiency of its spending and the effectiveness of its advertising campaigns.

Buyers can execute highly automated campaigns and take advantage of unique targeting data and optimization technology that is provided by our platform. Buyers are also able to use unified reporting and analytics through our advertiser user interface that has been designed to specifically address buyer preferences. Our capabilities for buyers also enable them to build brand awareness, acquire new customers, and re-engage existing customers.

D. Key Platform Applications for Sellers

We have direct relationships and integrations with the sellers on our platform. Our publisher user interface offers key time savings features and reporting and analytics capabilities that help sellers optimize the use of our platform to fit their needs.

Our solution includes applications to help sellers increase their online advertising revenue, reduce costs, protect their brands and user experience, and reach more buyers efficiently to increase online advertising revenue by monetizing their full variety and volume of inventory.

E. Intellectual Property

Our proprietary technologies are an important component of our success, and we rely upon trade secret, trademark, copyright, and patent laws to establish and protect our intellectual property and protect our proprietary technologies. As of 2017, our patent applications in the United States are under preparation.

We have registered domain names, trademarks and service marks in the United States and in certain locations outside the United States. We always enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business, in order to limit access to, and disclosure and use of our proprietary information. We also use measures designed to control access to our technology and proprietary information. We view our trade secrets and know-how as a significant component of our intellectual property assets, which we believe differentiate us from our competitors.

MARKETING & SALES STRATEGY

We promote and sell our solutions to buyers and sellers through our business development teams, each constituted by 4 members. These teams leverage their market knowledge and expertise to acquire and retain customers, manage our brand and increase market awareness.

In order to reach our targets; we handle direct marketing activities, present at industry conferences and exhibitions, create custom events, and invest in public relations. In addition, we advertise online and in other forms of media, create case studies, generate blog posts and social media content, and undertake customer research studies.



Our marketing and sales strategy relies on focusing on the fastest (+15%, +20%) growing markets, and building up new business development teams organized by geographical zones, such as; United States, Canada, Brazil, Mexico, Ireland, Netherlands, Germany, France, Finland, Poland, Italy, Romania, Russia, Turkey, UAE, Saudi Arabia, South Africa, India, China, Australia and Japan.


+20%
+15%
+10%
+5%
Annual Market Growth by Country

Source: PricewaterhouseCoopers

Our strategic target is to expand our activities at global scale and broaden our market share in America, Europe, APAC and MENA. Within this perspective, we are planning to build 15 new business development teams within the next 5 years, to be based in USA, Turkey and UAE. The USA business units are designated to manage our operations in North and South America; whereas the Turkish business units shall be executing our European operations; and the UAE business units shall be governing our operations in APAC and MENA.

GROWTH STRATEGY

The core elements of our growth strategy include:

A. Growing Our Business by Promoting Our Complete Technology Solutions

We believe we can attract a greater portion of buyer spending and seller inventory by promoting our complete technology solutions. We see great opportunity to invest in our sales organization to attract new buyers and sellers to our platform.

B. Increasing Penetration of Our Coupon, Mobile and Video Offerings

We believe we can significantly expand the penetration of our fast-growing coupon, mobile and video offerings among existing buyer and seller customers and by attracting new buyer and seller customers across the globe. We intend to aggressively invest in developing additional product features and marketing initiatives to support our coupon, mobile and video growth objectives.

C. Accelerating Our Global Expansion and Entering New Markets

We currently operate globally from our offices located in Chicago, San Francisco and Istanbul, and through our independent business development teams based in Dubai and Baku. We intend to grow our market share in our existing international markets and we also plan to further expand our operations in America, Europe, MENA and APAC.


Chicago
San Francisco
Istanbul
Baku
Dubai

D. Enhancing Our Leadership by Investing in Innovation and Expansion

We intend to build upon our current technology and enhancing our leadership through innovation. Our investments will focus on improving our Text Mining and Machine Learning algorithms, expanding further into coupon, mobile, video, data analytics, audience extension, API integration, building self-service capabilities for buyers and sellers, and expanding our current technological infrastructure.

E. Bringing Automation to Additional Media

Historically, our solution has focused on display and coupon advertising. We believe, however, that television and other analog media will eventually converge with digital channels, creating opportunities for us to expand our solutions beyond the current digital media. We intend to accelerate our expansion in coupon, mobile and video advertising and to build the foundation to automate television advertising and other forms of advertising units as they may arise.

FINANCIAL PLAN

A. Key Assumptions

Our financial plan is built upon the Business Unit Model, with the following key assumptions:

- Each of our business development teams, constituted by 1 business unit manager and 3 account managers are considered as business units.
- Each business unit can manage and support up to 500 customer accounts, each having an average size of 6 million ad impressions and 6000 coupon redemptions per year.
- We assume that each new business unit can acquire and retain 120 customer accounts by Year 1, 222 customer accounts by Year 2, 355 customer accounts by Year 3, and finally 500 customer accounts (maximum number of accounts per business unit) by Year 4.
- Our customers' churn rate is provisioned as 15% per year, in line with our historical customer retention data.
- The average growth rate of ad impressions and coupon redemptions per customer account is considered as 25%, in line with the upcoming 5 years' market growth rate expectations.
- Our unit ad impressions revenue is considered as 0,12$ per thousand impressions and our unit coupon redemption revenue is considered as $1 per coupon, as per the current market prices.
- Our sellers' (publishers) ad revenue share is considered as 60% of our net sales revenues.
- Our cloud computing (server) expenses are considered as 5% of our net sales revenues.
- We are planning to build up 15 new business units over the next 5 years, to be based in USA (8), Turkey (4), and UAE (3).
- Our General and Administrative (G&A) expenses are projected to remain at 1.0%, our Selling and Marketing (S&M) expenses are expected to reach to 10.0%, and our Research and Development (R&D) expenses are projected to stay at 4.0% of our net sales revenues over the next 5 years.
- We are projecting 0.3% of Investment and Capital Expenditures, and 0.9% of Working Capital requirement as a share of our net sales revenues over the next 5 years.
- Our cash tax provision over our net annual income is 20%.

- The complete details of our financial plan including; business model canvas; qualitative, quantitative and financial analog analysis; investment assumptions; business unit assumptions; business unit model; rollout and financial projections can be found on our Financial Plan.

B. Financial Projections and Use of Funds

In order to reach our strategic targets mentioned above, we are currently seeking an A-Series funding of $1M in form of common stock.

In respect to the financial projections based on industrial analogs and our company specific revenue and cost structure, we project to surpass the breakeven point in 3 years and to reach over $40M of revenue by the fifth year. Our EBITDA margin is expected to grow to 24% with an IRR to reach to 150%.

	2017	2018	2019	2020	2021	2022
Revenues	$370K	$806K	$3.5M	$9.9M	$22.6M	$43.1M
Expenses	$368K	$1.3M	$3.8M	$9.1M	$19.3M	$35.6M
EBITDA	$2K	($451K)	($286K)	$826K	$3.3M	$7.5M


$1M
A-SERIES
FUNDING
$40M
REVENUE
IN 5 YEARS
24%
EBITDA
MARGIN
150%
IRR
RATIO

Since our platform is finished and operating worldwide, we have a very few Capex (2%) cost projection. We are projecting to use the funds that shall be raised in this round; for improving and developing our technology (24%), for acquiring and retaining new customers (44%), and for the general and administrative expenses of our new business units (25%).


44%
25%
24%
2%
5%
Capex
G&A
S&M
R&D
Working
Capital

C. Revenue By Year


$50M
$40M
$30M
$20M
$10M
$0
2018
2019
2020
2021
2022

D. Expenses By Year


$40M
$30M
$20M
$10M
$0
2018
2019
2020
2021
2022
Direct Costs
Expenses

E. Net Profit (or Loss) By Year


$8M
$6M
$4M
$2M
$0
($2M)
2018
2019
2020
2021
2022

APPENDIX

A. Profit and Loss Statement (With Monthly Detail)

2018	Jan '18	Feb '18	Mar '18	Apr '18	May '18	Jun '18	Jul '18	Aug '18	Sep '18	Oct '18	Nov '18	Dec '18
Revenue	**$17,920**	**$21,840**	**$26,320**	**$31,920**	**$39,200**	**$48,160**	**$58,800**	**$71,680**	**$87,920**	**$108,080**	**$132,160**	**$162,400**
Direct Costs	**$13,221**	**$16,113**	**$19,419**	**$23,551**	**$28,921**	**$35,532**	**$43,382**	**$52,886**	**$64,866**	**$79,741**	**$97,506**	**$119,818**
Gross Margin	$4,699	$5,726	$6,901	$8,369	$10,279	$12,628	$15,418	$18,795	$23,053	$28,340	$34,654	$42,582
Gross Margin %	**26%**	**26%**	**26%**	**26%**	**26%**	**26%**	**26%**	**26%**	**26%**	**26%**	**26%**	**26%**
Operating Expenses												
Salary	$52,080	$52,080	$52,080	$52,080	$52,085	$52,085	$52,085	$52,085	$52,085	$52,085	$52,085	$52,085
Office Rent Expenses	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000
Initial Investment Expenses	$10,850											
Total Operating Expenses	**$65,930**	**$55,080**	**$55,080**	**$55,080**	**$55,085**	**$55,085**	**$55,085**	**$55,085**	**$55,085**	**$55,085**	**$55,085**	**$55,085**
Operating Income	**($61,231)**	**($49,353)**	**($48,179)**	**($46,711)**	**($44,806)**	**($42,457)**	**($39,667)**	**($36,291)**	**($32,031)**	**($26,746)**	**($20,431)**	**($12,503)**
Depreciation and Amortization	$317	$318	$317	$317	$317	$318	$317	$317	$318	$317	$317	$318
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses	**$79,468**	**$71,511**	**$74,816**	**$78,948**	**$84,323**	**$90,935**	**$98,784**	**$108,288**	**$120,269**	**$135,143**	**$152,908**	**$175,221**
Net Profit	**($61,548)**	**($49,671)**	**($48,496)**	**($47,028)**	**($45,123)**	**($42,775)**	**($39,984)**	**($36,608)**	**($32,349)**	**($27,063)**	**($20,748)**	**($12,821)**
Net Profit / Sales	**(343%)**	**(227%)**	**(184%)**	**(147%)**	**(115%)**	**(89%)**	**(68%)**	**(51%)**	**(37%)**	**(25%)**	**(16%)**	**(8%)**

WORDEGO
ONLINE ADVERTISING NETWORK

B. Profit and Loss Statement

	2018	2019	2020	2021	2022
Revenue	**$806,400**	**$3,477,600**	**$9,878,400**	**$22,572,900**	**$43,134,525**
Direct Costs	**$594,956**	**$2,565,747**	**$7,288,210**	**$16,654,117**	**$31,824,330**
Gross Margin	$211,444	$911,853	$2,590,190	$5,918,783	$11,310,195
Gross Margin %	**26%**	**26%**	**26%**	**26%**	**26%**
Operating Expenses					
Salary	$625,000	$1,135,950	$1,701,194	$2,521,444	$3,716,712
Office Rent Expenses	$36,000	$60,360	$60,964	$61,573	$62,189
Initial Investment Expenses	$10,850	$1,650	$2,200	$2,750	$0
Total Operating Expenses	**$671,850**	**$1,197,960**	**$1,764,358**	**$2,585,767**	**$3,778,901**
Operating Income	**($460,406)**	**($286,107)**	**$825,832**	**$3,333,016**	**$7,531,294**
Depreciation and Amortization	$3,808	$5,772	$10,540	$17,660	$27,384
Income Taxes	$0	$0	$11,840	$663,071	$1,500,782
Total Expenses	**$1,270,614**	**$3,769,479**	**$9,074,948**	**$19,920,615**	**$37,131,398**
Net Profit	**($464,214)**	**($291,879)**	**$803,452**	**$2,652,285**	**$6,003,127**
Net Profit / Sales	**(58%)**	**(8%)**	**8%**	**12%**	**14%**

C. Balance Sheet (With Monthly Detail)

2018	Jan '18	Feb '18	Mar '18	Apr '18	May '18	Jun '18	Jul '18	Aug '18	Sep '18	Oct '18	Nov '18	Dec '18
Cash	($78,733)	($121,853)	($181,124)	($228,237)	($273,621)	($316,697)	($357,023)	($394,160)	($427,387)	($455,558)	($477,509)	($492,215)
Accounts Receivable	$17,920	$30,800	$37,240	$45,080	$55,160	$67,760	$82,880	$101,080	$123,760	$152,040	$186,200	$228,480
Total Current Assets	**($60,813)**	**($91,053)**	**($143,884)**	**($183,157)**	**($218,461)**	**($248,937)**	**($274,143)**	**($293,080)**	**($303,627)**	**($303,518)**	**($291,309)**	**($263,735)**
Long-Term Assets	$26,653	$26,653	$26,653	$26,653	$26,653	$26,653	$26,653	$26,653	$26,653	$26,653	$26,653	$26,653
Accumulated Depreciation	($317)	($635)	($952)	($1,269)	($1,586)	($1,904)	($2,221)	($2,538)	($2,856)	($3,173)	($3,490)	($3,808)
Total Long-Term Assets	**$26,336**	**$26,018**	**$25,701**	**$25,384**	**$25,067**	**$24,749**	**$24,432**	**$24,115**	**$23,797**	**$23,480**	**$23,163**	**$22,845**
Total Assets	**($34,477)**	**($65,035)**	**($118,183)**	**($157,774)**	**($193,395)**	**($224,188)**	**($249,711)**	**($268,966)**	**($279,830)**	**($280,038)**	**($268,147)**	**($240,889)**
Accounts Payable	$27,071	$46,184	$41,532	$48,970	$58,472	$70,453	$84,914	$102,267	$123,752	$150,607	$183,247	$223,324
Short-Term Debt												
Total Current Liabilities	**$27,071**	**$46,184**	**$41,532**	**$48,970**	**$58,472**	**$70,453**	**$84,914**	**$102,267**	**$123,752**	**$150,607**	**$183,247**	**$223,324**
Long-Term Debt												
Total Liabilities	**$27,071**	**$46,184**	**$41,532**	**$48,970**	**$58,472**	**$70,453**	**$84,914**	**$102,267**	**$123,752**	**$150,607**	**$183,247**	**$223,324**
Earnings	($61,548)	($111,219)	($159,715)	($206,743)	($251,866)	($294,641)	($334,625)	($371,233)	($403,582)	($430,645)	($451,393)	($464,214)
Total Owner's Equity	**($61,548)**	**($111,219)**	**($159,715)**	**($206,743)**	**($251,866)**	**($294,641)**	**($334,625)**	**($371,233)**	**($403,582)**	**($430,645)**	**($451,393)**	**($464,214)**
Total Liabilities & Equity	**($34,477)**	**($65,035)**	**($118,183)**	**($157,774)**	**($193,395)**	**($224,188)**	**($249,711)**	**($268,966)**	**($279,830)**	**($280,038)**	**($268,147)**	**($240,889)**

D. Balance Sheet

	2018	2019	2020	2021	2022
Cash	($492,215)	($795,296)	($22,432)	$3,215,072	$9,964,538
Accounts Receivable	$228,480	$434,700	$1,234,800	$2,821,613	$5,391,816
Total Current Assets	**($263,735)**	**($360,596)**	**$1,212,368**	**$6,036,685**	**$15,356,354**
Long-Term Assets	$26,653	$52,042	$92,181	$150,217	$226,784
Accumulated Depreciation	($3,808)	($9,580)	($20,120)	($37,780)	($65,164)
Total Long-Term Assets	**$22,845**	**$42,462**	**$72,061**	**$112,437**	**$161,620**
Total Assets	**($240,889)**	**($318,134)**	**$1,284,429**	**$6,149,122**	**$15,517,973**
Accounts Payable	$223,324	$437,959	$1,225,230	$2,786,407	$5,314,420
Income Taxes Payable	$0	$0	$11,840	$663,071	$1,500,782
Short-Term Debt					
Total Current Liabilities	**$223,324**	**$437,959**	**$1,237,070**	**$3,449,478**	**$6,815,202**
Long-Term Debt					
Total Liabilities	**$223,324**	**$437,959**	**$1,237,070**	**$3,449,478**	**$6,815,202**
Retained Earnings		($464,214)	($756,093)	$47,359	$2,699,644
Earnings	($464,214)	($291,879)	$803,451	$2,652,285	$6,003,127
Total Owner's Equity	**($464,214)**	**($756,093)**	**$47,359**	**$2,699,644**	**$8,702,771**
Total Liabilities & Equity	**($240,889)**	**($318,134)**	**$1,284,429**	**$6,149,122**	**$15,517,973**

E. Cash Flow Statement (With Monthly Detail)

2018	Jan '18	Feb '18	Mar '18	Apr '18	May '18	Jun '18	Jul '18	Aug '18	Sep '18	Oct '18	Nov '18	Dec '18
Net Cash Flow from Operations												
Net Profit	($61,548)	($49,671)	($48,496)	($47,028)	($45,123)	($42,775)	($39,984)	($36,608)	($32,349)	($27,063)	($20,748)	($12,821)
Depreciation and Amortization	$317	$317	$317	$317	$317	$317	$317	$317	$317	$317	$317	$317
Change in Accounts Receivable	($17,920)	($12,880)	($6,440)	($7,840)	($10,080)	($12,600)	($15,120)	($18,200)	($22,680)	($28,280)	($34,160)	($42,280)
Change in Accounts Payable	$27,071	$19,114	($4,652)	$7,437	$9,502	$11,982	$14,461	$17,353	$21,485	$26,855	$32,640	$40,078
Net Cash Flow from Operations	**($52,080)**	**($43,120)**	**($59,271)**	**($47,114)**	**($45,384)**	**($43,076)**	**($40,326)**	**($37,137)**	**($33,227)**	**($28,170)**	**($21,952)**	**($14,705)**
Investing & Financing												
Assets Purchased or Sold	($26,653)											
Net Cash Flow from Investing & Financing	**($26,653)**											
Cash at Beginning of Period	$0	($78,733)	($121,853)	($181,124)	($228,237)	($273,621)	($316,697)	($357,023)	($394,160)	($427,387)	($455,558)	($477,509)
Net Change in Cash	($78,733)	($43,120)	($59,271)	($47,114)	($45,384)	($43,076)	($40,326)	($37,137)	($33,227)	($28,170)	($21,952)	($14,705)
Cash at End of Period	**($78,733)**	**($121,853)**	**($181,124)**	**($228,237)**	**($273,621)**	**($316,697)**	**($357,023)**	**($394,160)**	**($427,387)**	**($455,558)**	**($477,509)**	**($492,215)**

F. Cash Flow Statement

	2018	2019	2020	2021	2022
Net Cash Flow from Operations					
Net Profit	($464,214)	($291,879)	$803,452	$2,652,285	$6,003,127
Depreciation and Amortization	$3,808	$5,772	$10,541	$17,660	$27,384
Change in Accounts Receivable	($228,480)	($206,220)	($800,100)	($1,586,813)	($2,570,203)
Change in Accounts Payable	$223,324	$214,635	$787,271	$1,561,177	$2,528,014
Change in Income Tax Payable	$0	$0	$11,840	$651,231	$837,711
Net Cash Flow from Operations	**($465,562)**	**($277,692)**	**$813,003**	**$3,295,540**	**$6,826,033**
Investing & Financing					
Assets Purchased or Sold	($26,653)	($25,389)	($40,139)	($58,036)	($76,567)
Net Cash Flow from Investing & Financing	**($26,653)**	**($25,389)**	**($40,139)**	**($58,036)**	**($76,567)**
Cash at Beginning of Period	$0	($492,215)	($795,296)	($22,432)	$3,215,072
Net Change in Cash	($492,215)	($303,081)	$772,864	$3,237,504	$6,749,466
Cash at End of Period	**($492,215)**	**($795,296)**	**($22,432)**	**$3,215,072**	**$9,964,538**

WORDEGO

ONLINE ADVERTISING NETWORK

Financial Plan

- Strictly Private and Confidential -

Business Model Canvas

Key Partners

Advertising Networks
- Google AdX
- Criteo
- Rubicon Project
- OpenX
- Appnexus
- Adform
- WideOrbit
- Smaato
- Adstract
- Leadbolt

Cloud Computing Partners
- Amazon Web Services
- Microsoft Azure

Key Activites

- Research and Development
- Marketing and Selling

Key Resources

- Wordego Advertising Platform
- Text Mining Infrastructure
- Machine Learning Infrastructure
- Cloud Computing Infrastructure
- Know How and Experience
- Brand Reputation
- State Grants
- Teknopark Incentives
- Full Tax Exemption

Value Propositions

- Display Advertising
- Mobile Advertising
- Coupon Advertising
- Advanced Ad Targeting
- Real Time Bidding
- Real Time Operating
- Real Time Reporting
- Simple User Interface
- Multi Language and Currency

Customer Relationships

- Wordego Advertising Platform
- Account Managers
- Support Managers
- Advertising Networks

Distribution Channels

- Wordego Advertising Platform

Customer Segments

- Advertising Networks
- Advertising Agencies
- Advertisers
- Publishers

Cost Structure

- Publisher Revenue Share
- Cloud Computing
- General and Administrative
- Marketing and Selling
- Research and Development

Revenue Streams

- Advertising Revenues

Qualitative Analog Analysis

Analog	Date of Foundation	Public Ticker	Funding Type	US Based	Domain of Activity		Revenue Model		
					Ad Network	Ad Trading Platform	RTB Based Display Advertising	Performance Based Display Advertising	Technology Provider
Adform	2002	-	PE, VC		X		X		
Appnexus	2007	-	PE, VC	X	X	X	X		X
Criteo	2005	CRTO	PE, VC, IPO		X		X		
Google	1998	GOOGL	PE, VC, IPO	X	X	X	X		X
MediaMath	2007	-	PE, VC	X		X			X
Millennial Media	2006	MM	PE, VC, IPO	X	X		X		
OpenX	2008	-	PE, VC	X	X		X		
PubMatic	2006	-	PE, VC	X	X		X		
Rocket Fuel	2008	FUEL	PE, VC, IPO	X		X			X
Rubicon Project	2007	RUBI	PE, VC, IPO	X	X		X		
Sizmek	2006	SZMK	PE, VC, IPO	X		X			X
Sociomantic	2009	-	PE, VC		X		X		
Trade Doubler	1999	TRAD	PE, VC, IPO		X			X	
Tremor Video	2005	TRMR	PE, VC, IPO	X	X		X		
Tube Mogul	2006	TUBE	PE, VC, IPO	X		X			X
Turn	2006	-	PE, VC	X		X			X
WideOrbit	1999	-	PE, VC	X	X		X		
Yahoo	1994	YHOO	PE, VC, IPO	X	X		X		
YuMe	2004	YUME	PE, VC, IPO	X	X		X		
Zanox	2000	-	PE, VC		X			X	

Quantitative Analog Analysis

Analog	Public Ticker	Number of Employees	Market Capitalization	Enterprise Value	Revenue	COGS	SG&A	R&D	EBITDA	Depreciation	EBIT	CapEx	Accounts Receivable	Accounts Payable
Criteo	CRTO	1.300	$ 2.492.361	$ 2.187.950	$ 901.623	$ 577.916	$ 220.457	$ 54.809	$ 48.441	$ 28.477	$ 19.964	$ 42.838	$ 191.962	$ 163.796
Millennial Media	MM	636	$ 226.725	$ 199.534	$ 296.164	$ 179.758	$ 235.688	$ 29.468	$ (148.750)	$ 16.733	$ (165.483)	$ 40.492	$ 101.348	$ 99.000
Rocket Fuel	FUEL	1.123	$ 688.405	$ 694.951	$ 408.641	$ 222.063	$ 206.975	$ 39.794	$ (60.191)	$ 23.670	$ (83.861)	$ 55.500	$ 135.400	$ 76.085
Rubicon Project	RUBI	470	$ 707.506	$ 604.633	$ 125.295	$ 20.754	$ 100.601	$ 22.718	$ (18.778)	$ 12.517	$ (31.295)	$ 23.123	$ 133.267	$ 151.021
Sizmek	SZMK	906	$ 185.186	$ 120.425	$ 170.827	$ 60.163	$ 87.107	$ 13.142	$ 10.415	$ 26.449	$ (16.034)	$ 26.952	$ 51.125	$ 23.147
Tremor Video	TRMR	105	$ 147.974	$ 46.980	$ 159.487	$ 101.673	$ 57.335	$ 16.992	$ (16.513)	$ 6.675	$ (23.188)	$ 4.026	$ 46.765	$ 37.258
Tube Mogul	TUBE	416	$ 780.921	$ 622.620	$ 114.243	$ 33.941	$ 59.748	$ 22.142	$ (1.588)	$ 598	$ (2.186)	$ 3.707	$ 88.457	$ 19.087
YuMe	YUME	91	$ 170.531	$ 94.787	$ 177.779	$ 93.096	$ 86.848	$ 5.908	$ (8.073)	$ 4.620	$ (12.693)	$ 15.509	$ 68.441	$ 11.692

Median		553	457.565	402.083	174.303	97.385	93.854	22.430	(12.293)	14.625	(19.611)	25.038	94.903	56.672
Average		631	674.951	571.485	294.257	161.171	131.845	25.622	(24.380)	14.967	(39.347)	26.518	102.096	72.636

Analog	Public Ticker	Number of Employees	Market Capitalization	Enterprise Value	Revenue	COGS (% Rev)	SG&A (% Rev)	R&D (% Rev)	EBITDA (% Rev)	Depreciation (% Rev)	EBIT (% Rev)	CapEx (% Rev)	AR Days Outstanding	AP Days Outstanding
Criteo	CRTO	1.300	$ 2.492.361	$ 2.187.950	$ 901.623	64%	24%	6%	5%	3%	2%	5%	78	103
Millennial Media	MM	636	$ 226.725	$ 199.534	$ 296.164	61%	80%	10%	-50%	6%	-56%	14%	125	201
Rocket Fuel	FUEL	1.123	$ 688.405	$ 694.951	$ 408.641	54%	51%	10%	-15%	6%	-21%	14%	121	125
Rubicon Project	RUBI	470	$ 707.506	$ 604.633	$ 125.295	17%	80%	18%	-15%	10%	-25%	18%	388	2.656
Sizmek	SZMK	906	$ 185.186	$ 120.425	$ 170.827	35%	51%	8%	6%	15%	-9%	16%	109	140
Tremor Video	TRMR	105	$ 147.974	$ 46.980	$ 159.487	64%	36%	11%	-10%	4%	-15%	3%	107	134
Tube Mogul	TUBE	416	$ 780.921	$ 622.620	$ 114.243	30%	52%	19%	-1%	1%	-2%	3%	283	205
YuMe	YUME	91	$ 170.531	$ 94.787	$ 177.779	52%	49%	3%	-5%	3%	-7%	9%	141	46

Median		553	457.565	402.083	174.303	1	1	0	(0)	0	(0)	0	123	137
Average		631	674.951	571.485	294.257	0	1	0	(0)	0	(0)	0	169	451

Criteo (CRTO)	2014	2015	2016	CAGR
Net Sales	$ 358.658	$ 611.511	$ 901.623	58,6%
COGS	$ 224.768	$ 395.187	$ 577.916	60,3%
Gross Profit	**$ 133.890**	**$ 216.323**	**$ 323.707**	**55,5%**
G&A	$ 26.660	$ 43.232	$ 59.038	48,8%
Selling and Marketing	$ 76.581	$ 114.071	$ 161.419	45,2%
R&D	$ 18.846	$ 44.318	$ 54.809	70,5%
EBITDA	**$ 11.802**	**$ 14.702**	**$ 48.440**	**102,6%**
D&A	$ 6.290	$ 15.315	$ 28.477	112,8%
EBIT	**$ 5.512**	**$ (613)**	**$ 19.963**	**90,3%**
CapEx	$ 17.942	$ 30.303	$ 42.838	54,5%
Accounts Receivable	$ 80.062	$ 120.719	$ 191.962	54,8%
Inventory	$ -	$ -	$ -	0,0%
Accounts Payable	$ 66.414	$ 104.530	$ 163.796	57,0%

Criteo (CRTO)	2014	2015	2016	CAGR
Sales Growth	93,1%	70,5%	47,4%	65,2%
COGS	62,7%	64,6%	64,1%	63,8%
Gross Profit	**37,3%**	**35,4%**	**35,9%**	**36,2%**
G&A	7,4%	7,1%	6,5%	7,0%
Selling and Marketing	21,4%	18,7%	17,9%	19,2%
R&D	5,3%	7,2%	6,1%	6,1%
EBITDA	**3,3%**	**2,4%**	**5,4%**	**3,7%**
D&A	1,8%	2,5%	3,2%	2,3%
EBIT	**1,5%**	**(0,1%)**	**2,2%**	**1,2%**
CapEx	5,0%	5,0%	4,8%	4,9%
Accounts Receivable	81	72	78	77
Accounts Payable	108	97	103	102

Rubicon Project (RUBI)	2014	2015	2016	CAGR
Net Sales	$ 57.072	$ 83.830	$ 125.295	48,2%
COGS	$ 12.367	$ 15.358	$ 20.754	29,5%
Gross Profit	**$ 44.705**	**$ 68.472**	**$ 104.541**	**52,9%**
G&A	$ 12.331	$ 27.926	$ 57.398	115,7%
Selling and Marketing	$ 20.458	$ 25.811	$ 43.203	45,3%
R&D	$ 13.115	$ 18.615	$ 22.718	31,6%
EBITDA	**$ (1.199)**	**$ (3.880)**	**$ (18.778)**	**295,7%**
D&A	$ 6.857	$ 8.438	$ 12.517	35,1%
EBIT	**$ (8.056)**	**$ (12.318)**	**$ (31.295)**	**97,1%**
CapEx	$ 9.030	$ 11.862	$ 23.123	60,0%
Accounts Receivable	$ 67.335	$ 94.722	$ 133.267	40,7%
Inventory	$ -	$ -	$ -	0,0%
Accounts Payable	$ 81.030	$ 120.198	$ 151.021	36,5%

Rubicon Project (RUBI)	2014	2015	2016	CAGR
Sales Growth	54,0%	46,9%	49,5%	49,9%
COGS	21,7%	18,3%	16,6%	18,6%
Gross Profit	**78,3%**	**81,7%**	**83,4%**	**81,1%**
G&A	21,6%	33,3%	45,8%	30,6%
Selling and Marketing	35,8%	30,8%	34,5%	33,6%
R&D	23,0%	22,2%	18,1%	20,9%
EBITDA	**(2,1%)**	**(4,6%)**	**(15,0%)**	**(7,2%)**
D&A	12,0%	10,1%	10,0%	10,6%
EBIT	**(14,1%)**	**(14,7%)**	**(25,0%)**	**(17,9%)**
CapEx	15,8%	14,2%	18,5%	16,0%
Accounts Receivable	431	412	388	410
Accounts Payable	2.392	2.857	2.656	2.621

Millennial Media (MM)	2014	2015	2016	CAGR
Net Sales	$ 177.667	$ 259.171	$ 296.164	29,1%
COGS	$ 105.739	$ 154.774	$ 179.758	30,4%
Gross Profit	**$ 71.928**	**$ 104.397**	**$ 116.406**	**27,2%**
G&A	$ 38.954	$ 61.891	$ 88.588	50,8%
Selling and Marketing	$ 23.816	$ 38.682	$ 53.621	50,0%
R&D	$ 13.620	$ 18.966	$ 29.468	47,1%
EBITDA	**$ (4.462)**	**$ (15.142)**	**$ (55.271)**	**252,0%**
D&A	$ 2.365	$ 5.913	$ 16.733	166,0%
EBIT	**$ (6.827)**	**$ (21.055)**	**$ (72.004)**	**224,8%**
CapEx	$ 5.260	$ 3.112	$ 40.492	177,5%
Accounts Receivable	$ 59.179	$ 109.056	$ 101.348	30,9%
Inventory	$ -	$ -	$ -	0,0%
Accounts Payable	$ 44.668	$ 84.134	$ 99.000	48,9%

Tremor Video (TRMR)	2014	2015	2016	CAGR
Net Sales	$ 105.190	$ 131.796	$ 159.487	23,1%
COGS	$ 61.317	$ 77.925	$ 101.673	28,8%
Gross Profit	**$ 43.873**	**$ 53.871**	**$ 57.814**	**14,8%**
G&A	$ 10.824	$ 10.950	$ 14.712	16,6%
Selling and Marketing	$ 35.042	$ 38.496	$ 42.623	10,3%
R&D	$ 8.144	$ 11.637	$ 16.992	44,4%
EBITDA	**$ (10.137)**	**$ (7.212)**	**$ (16.513)**	**27,6%**
D&A	$ 5.992	$ 6.310	$ 6.675	5,5%
EBIT	**$ (16.129)**	**$ (13.522)**	**$ (23.188)**	**19,9%**
CapEx	$ 1.156	$ 2.705	$ 4.026	86,6%
Accounts Receivable	$ 36.011	$ 41.458	$ 46.765	14,0%
Inventory	$ -	$ -	$ -	0,0%
Accounts Payable	$ 22.708	$ 32.312	$ 37.258	28,1%

Millennial Media (MM)	2014	2015	2016	CAGR
Sales Growth	71,4%	45,9%	14,3%	28,3%
COGS	59,5%	59,7%	60,7%	60,0%
Gross Profit	**40,5%**	**40,3%**	**39,3%**	**40,0%**
G&A	21,9%	23,9%	29,9%	24,8%
Selling and Marketing	13,4%	14,9%	18,1%	15,2%
R&D	7,7%	7,3%	9,9%	8,2%
EBITDA	**(2,5%)**	**(5,8%)**	**(18,7%)**	**(9,0%)**
D&A	1,3%	2,3%	5,6%	2,2%
EBIT	**(3,8%)**	**(8,1%)**	**(24,3%)**	**(12,1%)**
CapEx	3,0%	1,2%	13,7%	2,4%
Accounts Receivable	122	154	125	132
Accounts Payable	154	198	201	182

Tremor Video (TRMR)	2014	2015	2016	CAGR
Sales Growth	16,5%	25,3%	21,0%	20,3%
COGS	58,3%	59,1%	63,8%	60,3%
Gross Profit	**41,7%**	**40,9%**	**36,2%**	**39,5%**
G&A	10,3%	8,3%	9,2%	9,2%
Selling and Marketing	33,3%	29,2%	26,7%	29,5%
R&D	7,7%	8,8%	10,7%	8,9%
EBITDA	**(9,6%)**	**(5,5%)**	**(10,4%)**	**(8,5%)**
D&A	5,7%	4,8%	4,2%	4,8%
EBIT	**(15,3%)**	**(10,3%)**	**(14,5%)**	**(13,4%)**
CapEx	1,1%	2,1%	2,5%	1,7%
Accounts Receivable	125	115	107	115
Accounts Payable	135	151	134	140

Tube Mogul (TUBE)	2014	2015	2016	CAGR
Net Sales	$ 34.159	$ 57.214	$ 114.243	82,9%
COGS	$ 16.374	$ 19.698	$ 33.941	44,0%
Gross Profit	**$ 17.785**	**$ 37.516**	**$ 80.302**	**112,5%**
G&A	$ 4.931	$ 10.477	$ 21.615	109,4%
Selling and Marketing	$ 10.384	$ 21.378	$ 38.133	91,6%
R&D	$ 7.364	$ 11.837	$ 22.142	73,4%
EBITDA	**$ (4.894)**	**$ (6.176)**	**$ (1.588)**	**(43,0%)**
D&A	$ 89	$ 232	$ 598	159,2%
EBIT	**$ (4.983)**	**$ (6.408)**	**$ (2.186)**	**(33,8%)**
CapEx	$ 210	$ 1.773	$ 3.707	320,1%
Accounts Receivable	$ 22.579	$ 46.920	$ 88.457	97,9%
Inventory	$ -	$ -	$ -	0,0%
Accounts Payable	$ 4.669	$ 4.032	$ 19.087	102,2%

Rocket Fuel (FUEL)	2014	2015	2016	CAGR
Net Sales	$ 106.589	$ 240.605	$ 408.641	95,8%
COGS	$ 14.218	$ 125.520	$ 88.380	149,3%
Gross Profit	**$ 92.371**	**$ 115.085**	**$ 320.261**	**86,2%**
G&A	$ 8.403	$ 28.708	$ 60.545	168,4%
Selling and Marketing	$ 41.069	$ 83.345	$ 146.430	88,8%
R&D	$ 4.876	$ 17.714	$ 39.794	185,7%
EBITDA	**$ 38.023**	**$ (14.682)**	**$ 73.492**	**39,0%**
D&A	$ 3.598	$ 7.855	$ 23.670	156,5%
EBIT	**$ 34.425**	**$ (22.537)**	**$ 49.822**	**20,3%**
CapEx	$ 8.763	$ 19.886	$ 55.465	151,6%
Accounts Receivable	$ 59.373	$ 90.502	$ 135.400	51,0%
Inventory	$ -	$ -	$ -	0,0%
Accounts Payable	$ 18.901	$ 39.910	$ 76.085	100,6%

Tube Mogul (TUBE)	2014	2015	2016	CAGR
Sales Growth	118,1%	67,5%	99,7%	90,1%
COGS	47,9%	34,4%	29,7%	35,9%
Gross Profit	**52,1%**	**65,6%**	**70,3%**	**61,6%**
G&A	14,4%	18,3%	18,9%	17,0%
Selling and Marketing	30,4%	37,4%	33,4%	33,5%
R&D	21,6%	20,7%	19,4%	20,5%
EBITDA	**(14,3%)**	**(10,8%)**	**(1,4%)**	**(8,8%)**
D&A	0,3%	0,4%	0,5%	0,4%
EBIT	**(14,6%)**	**(11,2%)**	**(1,9%)**	**(9,2%)**
CapEx	0,6%	3,1%	3,2%	1,3%
Accounts Receivable	241	299	283	272
Accounts Payable	104	75	205	108

Rocket Fuel (FUEL)	2014	2015	2016	CAGR
Sales Growth	138,7%	125,7%	69,8%	101,8%
COGS	13,3%	52,2%	21,6%	21,4%
Gross Profit	**86,7%**	**47,8%**	**78,4%**	**66,4%**
G&A	7,9%	11,9%	14,8%	10,8%
Selling and Marketing	38,5%	34,6%	35,8%	36,3%
R&D	4,6%	7,4%	9,7%	6,6%
EBITDA	**35,7%**	**(6,1%)**	**18,0%**	**15,9%**
D&A	3,4%	3,3%	5,8%	3,9%
EBIT	**32,3%**	**(9,4%)**	**12,2%**	**11,7%**
CapEx	8,2%	8,3%	13,6%	9,5%
Accounts Receivable	203	137	121	147
Accounts Payable	485	116	314	216

Sizmek (SZMK)	2014	2015	2016	CAGR
Net Sales	$ 140.652	$ 161.132	$ 170.827	10,2%
COGS	$ 50.736	$ 53.970	$ 60.163	8,9%
Gross Profit	**$ 89.916**	**$ 107.162**	**$ 110.664**	**10,9%**
G&A	$ 21.718	$ 18.320	$ 22.834	2,5%
Selling and Marketing	$ 50.650	$ 55.789	$ 57.969	7,0%
R&D	$ 12.629	$ 10.192	$ 13.142	2,0%
EBITDA	**$ 4.919**	**$ 22.861**	**$ 16.719**	**84,4%**
D&A	$ 25.084	$ 23.833	$ 26.449	2,7%
EBIT	**$ (20.165)**	**$ (972)**	**$ (9.730)**	**(30,5%)**
CapEx	$ 12.729	$ 15.937	$ 19.052	22,3%
Accounts Receivable	$ 44.828	$ 47.362	$ 51.125	6,8%
Inventory	$ -	$ -	$ -	0,0%
Accounts Payable	$ 19.951	$ 21.584	$ 23.147	7,7%

Sizmek (SZMK)	2014	2015	2016	CAGR
Sales Growth	81,5%	14,6%	6,0%	12,1%
COGS	36,1%	33,5%	35,2%	34,9%
Gross Profit	**63,9%**	**66,5%**	**64,8%**	**65,1%**
G&A	15,4%	11,4%	13,4%	13,2%
Selling and Marketing	36,0%	34,6%	33,9%	34,8%
R&D	9,0%	6,3%	7,7%	7,5%
EBITDA	**3,5%**	**14,2%**	**9,8%**	**9,2%**
D&A	17,8%	14,8%	15,5%	15,9%
EBIT	**(14,3%)**	**(0,6%)**	**(5,7%)**	**(6,9%)**
CapEx	9,0%	9,9%	11,2%	10,0%
Accounts Receivable	116	107	109	111
Accounts Payable	144	146	140	143

Yume (YUME)	2014	2015	2016	CAGR
Net Sales	$ 116.744	$ 151.128	$ 177.779	23,4%
COGS	$ 62.985	$ 80.242	$ 93.096	21,6%
Gross Profit	**$ 53.759**	**$ 70.886**	**$ 84.683**	**25,5%**
G&A	$ 12.466	$ 17.992	$ 21.736	32,0%
Selling and Marketing	$ 31.385	$ 47.118	$ 65.112	44,0%
R&D	$ 2.766	$ 4.499	$ 5.908	46,1%
EBITDA	**$ 7.142**	**$ 1.277**	**$ (8.073)**	**#NUM!**
D&A	$ 2.783	$ 4.103	$ 4.620	28,8%
EBIT	**$ 4.359**	**$ (2.826)**	**$ (12.693)**	**#NUM!**
CapEx	$ 3.599	$ 25.232	$ 15.509	107,6%
Accounts Receivable	$ 47.574	$ 65.493	$ 68.441	19,9%
Inventory	$ -	$ -	$ -	0,0%
Accounts Payable	$ 27.739	$ 38.488	$ 46.546	29,5%

Yume (YUME)	2014	2015	2016	CAGR
Sales Growth	70,3%	29,5%	17,6%	28,6%
COGS	54,0%	53,1%	52,4%	53,1%
Gross Profit	**46,0%**	**46,9%**	**47,6%**	**46,9%**
G&A	10,7%	11,9%	12,2%	11,6%
Selling and Marketing	26,9%	31,2%	36,6%	31,1%
R&D	2,4%	3,0%	3,3%	2,8%
EBITDA	**6,1%**	**0,8%**	**(4,5%)**	**0,8%**
D&A	2,4%	2,7%	2,6%	2,6%
EBIT	**3,7%**	**(1,9%)**	**(7,1%)**	**(1,8%)**
CapEx	3,1%	16,7%	8,7%	6,0%
Accounts Receivable	149	158	141	149
Accounts Payable	161	175	182	172

WORDEGO
ONLINE ADVERTISING NETWORK

Analog Aggregation	Criteo	Rubicon Project	Millenial Media	Tremor Video	Tube Mogul	Rocket Fuel	Sizmek	Yume	Aggregation (Arithmetic Mean)	Aggregation (Harmonic Mean)	Applied
Sales Growth	58,6%	48,2%	29,1%	23,1%	82,9%	101,8%	12,1%	28,6%	48,4%	31,4%	25,0%
COGS	63,8%	18,6%	60,0%	60,3%	35,9%	21,4%	34,9%	53,1%	47,7%	35,6%	65,0%
Gross Profit	**36,2%**	**81,1%**	**40,0%**	**39,5%**	**61,6%**	**66,4%**	**65,1%**	**46,9%**	**52,3%**	**64,4%**	**35,0%**
G&A	7,0%	30,6%	24,8%	9,2%	17,0%	10,8%	13,2%	11,6%	17,7%	12,5%	1,0%
S&M	19,2%	33,6%	15,2%	29,5%	33,5%	36,3%	34,8%	31,1%	26,2%	26,7%	10,0%
R&D	6,1%	20,9%	8,2%	8,9%	20,5%	6,6%	7,5%	2,8%	12,9%	7,1%	4,0%
EBITDA	**3,7%**	**-7,2%**	**-9,0%**	**-8,5%**	**-8,8%**	**15,9%**	**9,2%**	**0,8%**	**-4,5%**	**18,1%**	**20,0%**
D&A	2,3%	10,6%	2,2%	4,8%	0,4%	3,9%	15,9%	2,6%	4,1%	1,7%	0,1%
EBIT	**1,2%**	**-17,9%**	**-12,1%**	**-13,4%**	**-9,2%**	**11,7%**	**-6,9%**	**-1,8%**	**-8,6%**	**16,4%**	**20,0%**
CapEx	4,9%	16,0%	2,4%	1,7%	1,3%	9,5%	10,0%	6,0%	5,3%	3,3%	0,1%
Accounts Receivable	77	410	132	115	272	147	111	149	201	138	45
Accounts Payable	102	2.621	182	140	108	216	143	172	630	162	60

Initial Investment Assumptions	Company Level	Business Unit Level
Fixed Asset Investments		
Computers		$ 6.000
Telephones		$ 2.000
Printers - Faxes - Scanners	$ 2.000	
Desks - Chairs - Cabinets		$ 2.000
Office Furnitures	$ 2.000	
Other Fixed Assets (10% of Total)	$ 400	$ 1.000
Total Fixed Asset Investments	$ 4.400	$ 11.000
Initial G&A Investments		
Establishment Expenses	$ 4.000	
Lawyer Fees	$ 4.000	
Other G&A (10% of Total)	$ 1.200	
Total Initial G&A Investments	$ 9.200	$ -
Total Initial S&M Investments	$ -	$ -
Initial R&D Investments		
Software Rights & Installations		$ 100
Software Rights & Installations (10% of Total)		$ 10
Total Initial R&D Investments	$ -	$ 110
Initial Operating Investments		
Stationary Expenses		$ 400
Other Operations (10% of Total)		$ 40
Total Initial Operating Investments	$ -	$ 440

Initial Investments at Business Unit Level	Business Unit Level
Fixed Asset Investments	$ 11.000
% of Initial Investment	95,2%
Initial G&A Investments	$ -
% of Initial Investment	0%
Initial S&M Investments	$ -
% of Initial Investment	0%
Initial R&D Investments	$ 110
% of Initial Investment	1,0%
Initial Operating Investments	$ 440
% of Initial Investment	3,8%
Total Initial Investments at Business Unit Level	$ 11.550

Initial Investments at Company Level	Company Level	Business Unit Level
Fixed Asset Investments	$ 4.400	$ 293
% of Initial Investment	0,0%	
Initial G&A Investments	$ 9.200	$ 613
% of Initial Investment	0%	
Initial S&M Investments	$ -	$ -
% of Initial Investment	0%	
Initial R&D Investments	$ -	$ -
% of Initial Investment	0,0%	
Initial Operating Investments	$ -	$ -
% of Initial Investment	0%	
Total Initial Investments at Company Level	$ 13.600	
Number of Business Units	15,0	
Total Initial Investments at Company Level per Business Unit	$ 907	

Revenue Assumptions	Initial Assumption	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Number of Customer Accounts	120	120	222	355	480	480	480	480	480	480	480
Customer Account Growth Rate (%)			100,0%	75,0%	50,0%	15,0%	15,0%	15,0%	15,0%	15,0%	15,0%
Customers Churn Rate (%)	15,0%		15,0%	15,0%	15,0%	15,0%	15,0%	15,0%	15,0%	15,0%	15,0%
Average Ad Impressions per Account (K)	6.000,0	6.000,0	7.500,0	9.375,0	11.718,8	14.648,4	18.310,5	22.888,2	28.610,2	35.762,8	44.703,5
Average Ad Impressions Growth Rate (%)	25,0%		25,0%	25,0%	25,0%	25,0%	25,0%	25,0%	25,0%	25,0%	25,0%
Average Coupon Redemptions per Account	6.000,0	6.000,0	7.500,0	9.375,0	11.718,8	14.648,4	18.310,5	22.888,2	28.610,2	35.762,8	44.703,5
Average Coupon Redemptions Growth Rate (%)	25,0%		25,0%	25,0%	25,0%	25,0%	25,0%	25,0%	25,0%	25,0%	25,0%
Total Ad Impressions (K)		720.000	1.665.000	3.330.000	5.619.375	7.024.219	8.780.273	10.975.342	13.719.177	17.148.972	21.436.214
Total Ad Impressions Growth Rate (%)			131,3%	100,0%	68,8%	25,0%	25,0%	25,0%	25,0%	25,0%	25,0%
Total Coupon Redemptions		720.000	1.665.000	3.330.000	5.619.375	7.024.219	8.780.273	10.975.342	13.719.177	17.148.972	21.436.214
Total Coupon Redemptions Growth Rate (%)			131,3%	100,0%	68,8%	25,0%	25,0%	25,0%	25,0%	25,0%	25,0%
Unit Ad Impression Revenue (K Impressions)	$ 0,12	$ 0,12	$ 0,12	$ 0,12	$ 0,12	$ 0,12	$ 0,12	$ 0,12	$ 0,12	$ 0,12	$ 0,12
Unit Coupon Redemption Revenue	$ 1,00	$ 1,00	$ 1,00	$ 1,00	$ 1,00	$ 1,00	$ 1,00	$ 1,00	$ 1,00	$ 1,00	$ 1,00
Total Revenues		$ 806.400	$ 1.864.800	$ 3.729.600	$ 6.293.700	$ 7.867.125	$ 9.833.906	$ 12.292.383	$ 15.365.479	$ 19.206.848	$ 24.008.560
Revenue Growth Rate (%)			131,3%	100,0%	68,8%	25,0%	25,0%	25,0%	25,0%	25,0%	25,0%

Direct Expense Assumptions	Initial Assumption	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Total COGS		$ 524.160	$ 1.212.120	$ 2.424.240	$ 4.090.905	$ 5.113.631	$ 6.392.039	$ 7.990.049	$ 9.987.561	$ 12.484.451	$ 15.605.564
Publisher Expenses (%)	60,0%	$ 483.840	$ 1.118.880	$ 2.237.760	$ 3.776.220	$ 4.720.275	$ 5.900.344	$ 7.375.430	$ 9.219.287	$ 11.524.109	$ 14.405.136
Cloud Computing Expenses (%)	5,0%	$ 40.320	$ 93.240	$ 186.480	$ 314.685	$ 393.356	$ 491.695	$ 614.619	$ 768.274	$ 960.342	$ 1.200.428

Selling & Marketing Staff Expense Assumptions	Initial Assumption	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Number of Business Unit Managers	1,0	1,0	1,0	1,0	1,0	1,0	1,0	1,0	1,0	1,0	1,0
A. Base Salary	$ 50.000	$ 50.000	$ 50.000	$ 50.000	$ 50.000	$ 50.000	$ 50.000	$ 50.000	$ 50.000	$ 50.000	$ 50.000
B. Sales Premium	2,0%	$ 16.128	$ 37.296	$ 74.592	$ 125.874	$ 157.343	$ 196.678	$ 245.848	$ 307.310	$ 384.137	$ 480.171
Total Business Unit Manager Expenses (Max of A & B)	Max $ 75.000	$ 50.000	$ 50.000	$ 74.592	$ 75.000	$ 75.000	$ 75.000	$ 75.000	$ 75.000	$ 75.000	$ 75.000
Number of Account Managers	3,0	3,0	3,0	3,0	3,0	3,0	3,0	3,0	3,0	3,0	3,0
A. Base Salary	$ 40.000	$ 120.000	$ 120.000	$ 120.000	$ 120.000	$ 120.000	$ 120.000	$ 120.000	$ 120.000	$ 120.000	$ 120.000
B. Sales Premium	4,0%	$ 32.256	$ 74.592	$ 149.184	$ 251.748	$ 314.685	$ 393.356	$ 491.695	$ 614.619	$ 768.274	$ 960.342
Total Account Manager Expenses (Max of A & B)	Max $ 60.000	$ 120.000	$ 120.000	$ 149.184	$ 180.000	$ 180.000	$ 180.000	$ 180.000	$ 180.000	$ 180.000	$ 180.000
Total Selling & Marketing Staff Expenses		$ 170.000	$ 170.000	$ 223.776	$ 255.000	$ 255.000	$ 255.000	$ 255.000	$ 255.000	$ 255.000	$ 255.000
% of Total Revenues	5,2%	21,1%	9,1%	6,0%	4,1%	3,2%	2,6%	2,1%	1,7%	1,3%	1,1%

Cash Flow Assumptions	Initial Assumption	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Total Revenues		$ 806.400	$ 1.864.800	$ 3.729.600	$ 6.293.700	$ 7.867.125	$ 9.833.906	$ 12.292.383	$ 15.365.479	$ 19.206.848	$ 24.008.560
Accounts Receivable		$ 99.419	$ 229.907	$ 459.814	$ 775.936	$ 969.920	$ 1.212.399	$ 1.515.499	$ 1.894.374	$ 2.367.968	$ 2.959.959
Days Receivable	45	45	45	45	45	45	45	45	45	45	45
Accounts Payable		$ 86.163	$ 199.253	$ 398.505	$ 672.478	$ 840.597	$ 1.050.746	$ 1.313.433	$ 1.641.791	$ 2.052.239	$ 2.565.298
Days Payable	60	60	60	60	60	60	60	60	60	60	60
Net Working Capital		$ 13.256	$ 30.654	$ 61.308	$ 103.458	$ 129.323	$ 161.653	$ 202.067	$ 252.583	$ 315.729	$ 394.661
Change in Net Working Capital		$ (13.256)	$ (17.398)	$ (30.654)	$ (42.150)	$ (25.865)	$ (32.331)	$ (40.413)	$ (50.517)	$ (63.146)	$ (78.932)
Fixed Assets (Beginning Balance)	$ 11.293	$ 11.293	$ 10.083	$ 9.345	$ 9.405	$ 10.482	$ 11.895	$ 13.730	$ 16.092	$ 20.725	$ 26.240
Maintenance Capex	0,1%	$ 403	$ 932	$ 1.865	$ 3.147	$ 3.934	$ 4.917	$ 6.146	$ 7.683	$ 9.603	$ 12.004
Depreciation		$ 1.613	$ 1.671	$ 1.804	$ 2.071	$ 2.520	$ 3.082	$ 3.784	$ 3.049	$ 4.089	$ 5.328
Fixed Assets (Ending Balance)	$ 11.293	$ 10.083	$ 9.345	$ 9.405	$ 10.482	$ 11.895	$ 13.730	$ 16.092	$ 20.725	$ 26.240	$ 32.916

WORDEGO
ONLINE ADVERTISING NETWORK

Income Statement	Initial Assumption	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Total Revenue		$ 806.400	$ 1.864.800	$ 3.729.600	$ 6.293.700	$ 7.867.125	$ 9.833.906	$ 12.292.383	$ 15.365.479	$ 19.206.848	$ 24.008.560
Total COGS	65%	$ 524.160	$ 1.212.120	$ 2.424.240	$ 4.090.905	$ 5.113.631	$ 6.392.039	$ 7.990.049	$ 9.987.561	$ 12.484.451	$ 15.605.564
Gross Profit		**$ 282.240**	**$ 652.680**	**$ 1.305.360**	**$ 2.202.795**	**$ 2.753.494**	**$ 3.441.867**	**$ 4.302.334**	**$ 5.377.917**	**$ 6.722.397**	**$ 8.402.996**
Business Unit S&M Expenses	5,2%	$ 170.000	$ 170.000	$ 223.776	$ 255.000	$ 255.000	$ 255.000	$ 255.000	$ 255.000	$ 255.000	$ 255.000
Normalized Corporate G&A Expenses	1,0%	$ 8.015	$ 18.535	$ 37.070	$ 62.556	$ 78.195	$ 97.744	$ 122.180	$ 152.726	$ 190.907	$ 238.634
Normalized Corporate S&M Expenses	4,8%	$ 38.540	$ 89.123	$ 178.247	$ 300.792	$ 375.990	$ 469.987	$ 587.484	$ 734.355	$ 917.944	$ 1.147.430
Normalized Corporate R&D Expenses	4,0%	$ 32.256	$ 74.592	$ 149.184	$ 251.748	$ 314.685	$ 393.356	$ 491.695	$ 614.619	$ 768.274	$ 960.342
Total Expenses		**$ 248.811**	**$ 352.251**	**$ 588.277**	**$ 870.096**	**$ 1.023.870**	**$ 1.216.088**	**$ 1.456.360**	**$ 1.756.700**	**$ 2.132.125**	**$ 2.601.406**
EBITDA		**$ 33.429**	**$ 300.429**	**$ 717.083**	**$ 1.332.699**	**$ 1.729.624**	**$ 2.225.779**	**$ 2.845.974**	**$ 3.621.218**	**$ 4.590.272**	**$ 5.801.590**
EBITDA margin (%)		4,1%	16,1%	19,2%	21,2%	22,0%	22,6%	23,2%	23,6%	23,9%	24,2%
Depreciation		**$ 1.613**	**$ 1.671**	**$ 1.804**	**$ 2.071**	**$ 2.520**	**$ 3.082**	**$ 3.784**	**$ 3.049**	**$ 4.089**	**$ 5.328**
EBIT		**$ 31.816**	**$ 298.758**	**$ 715.278**	**$ 1.330.628**	**$ 1.727.103**	**$ 2.222.697**	**$ 2.842.190**	**$ 3.618.169**	**$ 4.586.183**	**$ 5.796.262**
EBIT margin (%)		3,9%	16,0%	19,2%	21,1%	22,0%	22,6%	23,1%	23,5%	23,9%	24,1%
Cash Taxes	20,0%	$ 6.363	$ 59.752	$ 143.056	$ 266.126	$ 345.421	$ 444.539	$ 568.438	$ 723.634	$ 917.237	$ 1.159.252
Net Income		**$ 25.452**	**$ 239.007**	**$ 572.223**	**$ 1.064.503**	**$ 1.381.683**	**$ 1.778.158**	**$ 2.273.752**	**$ 2.894.535**	**$ 3.668.947**	**$ 4.637.010**
Unit Profit Contribution		**$ 112.240**	**$ 482.680**	**$ 1.081.584**	**$ 1.947.795**	**$ 2.498.494**	**$ 3.186.867**	**$ 4.047.334**	**$ 5.122.917**	**$ 6.467.397**	**$ 8.147.996**
% of Total Revenues		13,9%	25,9%	29,0%	30,9%	31,8%	32,4%	32,9%	33,3%	33,7%	33,9%

Cash Flow Analysis	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Free Cash Flow											
Net Income		$ 25.452	$ 239.007	$ 572.223	$ 1.064.503	$ 1.381.683	$ 1.778.158	$ 2.273.752	$ 2.894.535	$ 3.668.947	$ 4.637.010
Change in Net Working Capital		$ (13.256)	$ (17.398)	$ (30.654)	$ (42.150)	$ (25.865)	$ (32.331)	$ (40.413)	$ (50.517)	$ (63.146)	$ (78.932)
Capital Expenditures		$ 403	$ 932	$ 1.865	$ 3.147	$ 3.934	$ 4.917	$ 6.146	$ 7.683	$ 9.603	$ 12.004
Depreciation		$ 1.613	$ 1.671	$ 1.804	$ 2.071	$ 2.520	$ 3.082	$ 3.784	$ 3.049	$ 4.089	$ 5.328
Free Cash Flow		**$ 13.407**	**$ 222.347**	**$ 541.508**	**$ 1.021.277**	**$ 1.354.405**	**$ 1.743.992**	**$ 2.230.977**	**$ 2.839.385**	**$ 3.600.286**	**$ 4.551.401**
Initial Investments											
Initial Fixed Asset Investments	($11.293)										
Initial G&A Investments	($613)										
Initial S&M Investments	$0										
Initial R&D Investments	($110)										
Initial Operating Investments	($440)										
Free Cash Flow After Initial Investments	**($12.457)**	**$ 13.407**	**$ 222.347**	**$ 541.508**	**$ 1.021.277**	**$ 1.354.405**	**$ 1.743.992**	**$ 2.230.977**	**$ 2.839.385**	**$ 3.600.286**	**$ 4.551.401**

Income Statement Items			Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Total Revenue	**New Units**			$ 806.400	$ 1.864.800	$ 3.729.600	$ 6.293.700	$ 7.867.125	$ 9.833.906	$ 12.292.383	$ 15.365.479	$ 19.206.848	$ 24.008.560
Year 1	1	USA (1)		$ 806.400	$ 1.864.800	$ 3.729.600	$ 6.293.700	$ 7.867.125	$ 9.833.906	$ 12.292.383	$ 15.365.479	$ 19.206.848	$ 24.008.560
Year 2	2	USA (1), TR (1)			$ 1.612.800	$ 3.729.600	$ 7.459.200	$ 12.587.400	$ 15.734.250	$ 19.667.813	$ 24.584.766	$ 30.730.957	$ 38.413.696
Year 3	3	USA (1), TR (1), UAE (1)				$ 2.419.200	$ 5.594.400	$ 11.188.800	$ 18.881.100	$ 23.601.375	$ 29.501.719	$ 36.877.148	$ 46.096.436
Year 4	4	USA (2), TR (1), UAE (1)					$ 3.225.600	$ 7.459.200	$ 14.918.400	$ 25.174.800	$ 31.468.500	$ 39.335.625	$ 49.169.531
Year 5	5	USA (3), TR (1), UAE (1)						$ 4.032.000	$ 9.324.000	$ 18.648.000	$ 31.468.500	$ 39.335.625	$ 49.169.531
Year 6									$ -	$ -	$ -	$ -	$ -
Year 7										$ -	$ -	$ -	$ -
Year 8											$ -	$ -	$ -
Year 9												$ -	$ -
Year 10													$ -
Total	**15**		$ -	$ 806.400	$ 3.477.600	$ 9.878.400	$ 22.572.900	$ 43.134.525	$ 68.691.656	$ 99.384.370	###########	$ 165.486.204	$ 206.857.755
Unit Profit Contribution	**New Units**			$ 112.240	$ 482.680	$ 1.081.584	$ 1.947.795	$ 2.498.494	$ 3.186.867	$ 4.047.334	$ 5.122.917	$ 6.467.397	$ 8.147.996
Year 1	1	USA (1)		$ 112.240	$ 482.680	$ 1.081.584	$ 1.947.795	$ 2.498.494	$ 3.186.867	$ 4.047.334	$ 5.122.917	$ 6.467.397	$ 8.147.996
Year 2	2	USA (1), TR (1)			$ 224.480	$ 965.360	$ 2.163.168	$ 3.895.590	$ 4.996.988	$ 6.373.734	$ 8.094.668	$ 10.245.835	$ 12.934.794
Year 3	3	USA (1), TR (1), UAE (1)				$ 336.720	$ 1.448.040	$ 3.244.752	$ 5.843.385	$ 7.495.481	$ 9.560.602	$ 12.142.002	$ 15.368.752
Year 4	4	USA (2), TR (1), UAE (1)					$ 448.960	$ 1.930.720	$ 4.326.336	$ 7.791.180	$ 9.993.975	$ 12.747.469	$ 16.189.336
Year 5	5	USA (3), TR (1), UAE (1)						$ 561.200	$ 2.413.400	$ 5.407.920	$ 9.738.975	$ 12.492.469	$ 15.934.336
Year 6	0								$ -	$ -	$ -	$ -	$ -
Year 7	0									$ -	$ -	$ -	$ -
Year 8	0										$ -	$ -	$ -
Year 9	0											$ -	$ -
Year 10	0												$ -
Total	**15**		$ -	$ 112.240	$ 707.160	$ 2.383.664	$ 6.007.963	$ 12.130.756	$ 20.766.976	$ 31.115.650	$ 42.511.137	$ 54.095.171	$ 68.575.214
		Business Unit Level -->	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550
Initial Investments	**New Units**	**Company Level -->**	$ 9.200										
Year 1	1	USA (1)	$ 9.750										
Year 2	2	USA (1), TR (1)		$ 1.100									
Year 3	3	USA (1), TR (1), UAE (1)			$ 1.650								
Year 4	4	USA (2), TR (1), UAE (1)				$ 2.200							
Year 5	5	USA (3), TR (1), UAE (1)					$ 2.750						
Year 6	0							$ -					
Year 7	0								$ -				
Year 8	0									$ -			
Year 9	0										$ -		
Year 10	0											$ -	
Total	**15**		$ 9.750	$ 1.100	$ 1.650	$ 2.200	$ 2.750	$ -	$ -	$ -	$ -	$ -	$ -

Fixed Asset Items			Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Fixed Asset Investments		Business Unit Level -->	$ 11.000	$ 11.000	$ 11.000	$ 11.000	$ 11.000	$ 11.000	$ 11.000	$ 11.000	$ 11.000	$ 11.000	$ 11.000
	New Units	Company Level -->	$ 4.400										
Year 1	1	USA (1)	$ 4.400	$ 11.000									
Year 2	2	USA (1), TR (1)			$ 22.000								
Year 3	3	USA (1), TR (1), UAE (1)				$ 33.000							
Year 4	4	USA (2), TR (1), UAE (1)					$ 44.000						
Year 5	5	USA (3), TR (1), UAE (1)						$ 55.000					
Year 6	0								$ -				
Year 7	0									$ -			
Year 8	0										$ -		
Year 9	0											$ -	
Year 10	0												$ -
Total	15		$ 4.400	$ 11.000	$ 22.000	$ 33.000	$ 44.000	$ 55.000	$ -	$ -	$ -	$ -	$ -
Maintenance Capex	New Units			$ 403	$ 932	$ 1.865	$ 3.147	$ 3.934	$ 4.917	$ 6.146	$ 7.683	$ 9.603	$ 12.004
Year 1	1	USA (1)		$ 403	$ 932	$ 1.865	$ 3.147	$ 3.934	$ 4.917	$ 6.146	$ 7.683	$ 9.603	$ 12.004
Year 2	2	USA (1), TR (1)			$ 806	$ 1.865	$ 3.730	$ 6.294	$ 7.867	$ 9.834	$ 12.292	$ 15.365	$ 19.207
Year 3	3	USA (1), TR (1), UAE (1)				$ 1.210	$ 2.797	$ 5.594	$ 9.441	$ 11.801	$ 14.751	$ 18.439	$ 23.048
Year 4	4	USA (2), TR (1), UAE (1)					$ 1.613	$ 3.730	$ 7.459	$ 12.587	$ 15.734	$ 19.668	$ 24.585
Year 5	5	USA (3), TR (1), UAE (1)						$ 2.016	$ 4.662	$ 9.324	$ 15.734	$ 19.668	$ 24.585
Year 6	0								$ -	$ -	$ -	$ -	$ -
Year 7	0									$ -	$ -	$ -	$ -
Year 8	0										$ -	$ -	$ -
Year 9	0											$ -	$ -
Year 10	0												$ -
Total	15		$ -	$ 403	$ 1.739	$ 4.939	$ 11.286	$ 21.567	$ 34.346	$ 49.692	$ 66.194	$ 82.743	$ 103.429
Depreciation	New Units			$ 1.613	$ 1.671	$ 1.804	$ 2.071	$ 2.520	$ 3.082	$ 3.784	$ 3.049	$ 4.089	$ 5.328
Year 1	1	USA (1)		$ 1.613	$ 1.671	$ 1.804	$ 2.071	$ 2.520	$ 3.082	$ 3.784	$ 3.049	$ 4.089	$ 5.328
Year 2	2	USA (1), TR (1)			$ 3.227	$ 3.342	$ 3.608	$ 4.141	$ 5.040	$ 6.164	$ 7.569	$ 6.098	$ 8.178
Year 3	3	USA (1), TR (1), UAE (1)				$ 4.840	$ 5.013	$ 5.412	$ 6.212	$ 7.560	$ 9.246	$ 11.353	$ 9.147
Year 4	4	USA (2), TR (1), UAE (1)					$ 6.453	$ 6.684	$ 7.217	$ 8.282	$ 10.080	$ 12.328	$ 15.138
Year 5	5	USA (3), TR (1), UAE (1)						$ 8.067	$ 8.355	$ 9.021	$ 10.353	$ 12.600	$ 15.410
Year 6	0								$ -	$ -	$ -	$ -	$ -
Year 7	0									$ -	$ -	$ -	$ -
Year 8	0										$ -	$ -	$ -
Year 9	0											$ -	$ -
Year 10	0												$ -
Total	15		$ -	$ 1.613	$ 4.898	$ 9.986	$ 17.145	$ 26.824	$ 29.905	$ 34.812	$ 40.297	$ 46.469	$ 53.201
Fixed Assets Beginning Balance			$ -	$ 4.400	$ 14.190	$ 33.031	$ 60.984	$ 99.126	$ 148.869	$ 153.310	$ 168.191	$ 194.088	$ 230.362
Fixed Asset Investments			$ 4.400	$ 11.000	$ 22.000	$ 33.000	$ 44.000	$ 55.000	$ -	$ -	$ -	$ -	$ -
Maintenance Capex			$ -	$ 403	$ 1.739	$ 4.939	$ 11.286	$ 21.567	$ 34.346	$ 49.692	$ 66.194	$ 82.743	$ 103.429
Depreciation			$ -	$ 1.613	$ 4.898	$ 9.986	$ 17.145	$ 26.824	$ 29.905	$ 34.812	$ 40.297	$ 46.469	$ 53.201
Fixed Assets Ending Balance			$ 4.400	$ 14.190	$ 33.031	$ 60.984	$ 99.126	$ 148.869	$ 153.310	$ 168.191	$ 194.088	$ 230.362	$ 280.590

Working Capital Items			Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Accounts Receivable	New Units			$ 99.419	$ 229.907	$ 459.814	$ 775.936	$ 969.920	$ 1.212.399	$ 1.515.499	$ 1.894.374	$ 2.367.968	$ 2.959.959
Year 1	1	USA (1)		$ 99.419	$ 229.907	$ 459.814	$ 775.936	$ 969.920	$ 1.212.399	$ 1.515.499	$ 1.894.374	$ 2.367.968	$ 2.959.959
Year 2	2	USA (1), TR (1)			$ 198.838	$ 459.814	$ 919.627	$ 1.551.871	$ 1.939.839	$ 2.424.799	$ 3.030.999	$ 3.788.748	$ 4.735.935
Year 3	3	USA (1), TR (1), UAE (1)				$ 298.258	$ 689.721	$ 1.379.441	$ 2.327.807	$ 2.909.759	$ 3.637.198	$ 4.546.498	$ 5.683.122
Year 4	4	USA (2), TR (1), UAE (1)					$ 397.677	$ 919.627	$ 1.839.255	$ 3.103.742	$ 3.879.678	$ 4.849.598	$ 6.061.997
Year 5	5	USA (3), TR (1), UAE (1)						$ 497.096	$ 1.149.534	$ 2.299.068	$ 3.879.678	$ 4.849.598	$ 6.061.997
Year 6	0								$ -	$ -	$ -	$ -	$ -
Year 7	0									$ -	$ -	$ -	$ -
Year 8	0										$ -	$ -	$ -
Year 9	0											$ -	$ -
Year 10	0												$ -
Total	15		$ -	$ 99.419	$ 428.745	$ 1.217.885	$ 2.782.960	$ 5.317.955	$ 8.468.834	$ 12.252.868	$ 16.321.927	$ 20.402.409	$ 25.503.011
Accounts Payable	New Units			$ 86.163	$ 199.253	$ 398.505	$ 672.478	$ 840.597	$ 1.050.746	$ 1.313.433	$ 1.641.791	$ 2.052.239	$ 2.565.298
Year 1	1	USA (1)		$ 86.163	$ 199.253	$ 398.505	$ 672.478	$ 840.597	$ 1.050.746	$ 1.313.433	$ 1.641.791	$ 2.052.239	$ 2.565.298
Year 2	2	USA (1), TR (1)			$ 172.327	$ 398.505	$ 797.010	$ 1.344.955	$ 1.681.194	$ 2.101.492	$ 2.626.865	$ 3.283.582	$ 4.104.477
Year 3	3	USA (1), TR (1), UAE (1)				$ 258.490	$ 597.758	$ 1.195.516	$ 2.017.433	$ 2.521.791	$ 3.152.238	$ 3.940.298	$ 4.925.373
Year 4	4	USA (2), TR (1), UAE (1)					$ 344.653	$ 797.010	$ 1.594.021	$ 2.689.910	$ 3.362.388	$ 4.202.985	$ 5.253.731
Year 5	5	USA (3), TR (1), UAE (1)						$ 430.816	$ 996.263	$ 1.992.526	$ 3.362.388	$ 4.202.985	$ 5.253.731
Year 6	0								$ -	$ -	$ -	$ -	$ -
Year 7	0									$ -	$ -	$ -	$ -
Year 8	0										$ -	$ -	$ -
Year 9	0											$ -	$ -
Year 10	0												$ -
Total	15		$ -	$ 86.163	$ 371.579	$ 1.055.500	$ 2.411.899	$ 4.608.894	$ 7.339.656	$ 10.619.152	$ 14.145.670	$ 17.682.088	$ 22.102.609
Net Working Capital			$ -	$ 13.256	$ 57.166	$ 162.385	$ 371.061	$ 709.061	$ 1.129.178	$ 1.633.716	$ 2.176.257	$ 2.720.321	$ 3.400.401
Change in Net Working Capital			$ -	$ (13.256)	$ (43.910)	$ (105.219)	$ (208.677)	$ (337.999)	$ (420.117)	$ (504.538)	$ (542.541)	$ (544.064)	$ (680.080)

Income Statement	Initial Assumption	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Total Revenue		$ 806.400	$ 3.477.600	$ 9.878.400	$ 22.572.900	$ 43.134.525	$ 68.691.656	$ 99.384.370	$ 132.388.963	$ 165.486.204	$ 206.857.755
Unit Profit Contribution		$ 112.240	$ 707.160	$ 2.383.664	$ 6.007.963	$ 12.130.756	$ 20.766.976	$ 31.115.650	$ 42.511.137	$ 54.095.171	$ 68.575.214
% of Revenues		13,9%	20,3%	24,1%	26,6%	28,1%	30,2%	31,3%	32,1%	32,7%	33,2%
Corporate G&A Expenses 1,0%	$ 9.750	$ 492.100	$ 687.960	$ 690.573	$ 693.207	$ 812.561	$ 814.687	$ 816.834	$ 819.002	$ 821.192	$ 823.404
Number of C Level Executives	3,0	3,0	4,0	4,0	4,0	4,0	4,0	4,0	4,0	4,0	4,0
A. Base Salary	$ 120.000	$ 360.000	$ 480.000	$ 480.000	$ 480.000	$ 480.000	$ 480.000	$ 480.000	$ 480.000	$ 480.000	$ 480.000
B. Sales Premium	2,0%	$ 16.128	$ 69.552	$ 197.568	$ 451.458	$ 862.691	$ 1.373.833	$ 1.987.687	$ 2.647.779	$ 3.309.724	$ 4.137.155
Total C Level Executive Expenses (Max of A & B)	Max $ 150.000	$ 360.000	$ 480.000	$ 480.000	$ 480.000	$ 600.000	$ 600.000	$ 600.000	$ 600.000	$ 600.000	$ 600.000
Accounting Manager	$ 50.000	$ 50.000	$ 50.500	$ 51.005	$ 51.515	$ 52.030	$ 52.551	$ 53.076	$ 53.607	$ 54.143	$ 54.684
Human Resources Manager	$ 50.000		$ 50.000	$ 50.500	$ 51.005	$ 51.515	$ 52.030	$ 52.551	$ 53.076	$ 53.607	$ 54.143
Executive Assistant	$ 45.000	$ 45.000	$ 45.450	$ 45.905	$ 46.364	$ 46.827	$ 47.295	$ 47.768	$ 48.246	$ 48.729	$ 49.216
Annual Pay Rise	1,0%										
TR Office Rent	$ 12.000	$ 12.000	$ 12.120	$ 12.241	$ 12.364	$ 12.487	$ 12.612	$ 12.738	$ 12.866	$ 12.994	$ 13.124
USA Office Rent	$ 24.000	$ 24.000	$ 24.240	$ 24.482	$ 24.727	$ 24.974	$ 25.224	$ 25.476	$ 25.731	$ 25.989	$ 26.248
UAE Office Rent	$ 24.000		$ 24.000	$ 24.240	$ 24.482	$ 24.727	$ 24.974	$ 25.224	$ 25.476	$ 25.731	$ 25.989
Annual Rent Increase	1,0%										
Initial Investment Expenses	$ 9.750	$ 1.100	$ 1.650	$ 2.200	$ 2.750	$ -	$ -	$ -	$ -	$ -	$ -
Corporate S&M Expenses 4,8%		$ 38.540	$ 166.203	$ 472.114	$ 1.078.816	$ 2.061.508	$ 3.282.948	$ 4.749.830	$ 6.327.203	$ 7.909.003	$ 9.886.254
Corporate R&D Expenses 4,0%		$ 32.256	$ 139.104	$ 395.136	$ 902.916	$ 1.725.381	$ 2.747.666	$ 3.975.375	$ 5.295.559	$ 6.619.448	$ 8.274.310
Total Corporate Expenses	$ 9.750	$ 562.896	$ 993.267	$ 1.557.823	$ 2.674.939	$ 4.599.450	$ 6.845.301	$ 9.542.038	$ 12.441.763	$ 15.349.644	$ 18.983.968
EBITDA	$ (9.750)	$ (450.656)	$ (286.107)	$ 825.841	$ 3.333.024	$ 7.531.306	$ 13.921.675	$ 21.573.611	$ 30.069.374	$ 38.745.528	$ 49.591.246
% of Revenues (EBITDA margin)		-55,9%	-8,2%	8,4%	14,8%	17,5%	20,3%	21,7%	22,7%	23,4%	24,0%
Depreciation	$ -	$ 1.613	$ 4.898	$ 9.986	$ 17.145	$ 26.824	$ 29.905	$ 34.812	$ 40.297	$ 46.469	$ 53.201
EBIT	$ (9.750)	$ (452.269)	$ (291.005)	$ 815.855	$ 3.315.879	$ 7.504.482	$ 13.891.770	$ 21.538.800	$ 30.029.077	$ 38.699.059	$ 49.538.045
% of Revenues (EBIT margin)		-56,1%	-8,4%	8,3%	14,7%	17,4%	20,2%	21,7%	22,7%	23,4%	23,9%
Cash Taxes 20,0%		$ -	$ -	$ 12.566	$ 663.176	$ 1.500.896	$ 2.778.354	$ 4.307.760	$ 6.005.815	$ 7.739.812	$ 9.907.609
Net Income	$ (9.750)	$ (452.269)	$ (291.005)	$ 803.289	$ 2.652.704	$ 6.003.585	$ 11.113.416	$ 17.231.040	$ 24.023.261	$ 30.959.247	$ 39.630.436
Free Cash Flow											
Net Income	$ (9.750)	$ (452.269)	$ (291.005)	$ 803.289	$ 2.652.704	$ 6.003.585	$ 11.113.416	$ 17.231.040	$ 24.023.261	$ 30.959.247	$ 39.630.436
Depreciation	$ -	$ 1.613	$ 4.898	$ 9.986	$ 17.145	$ 26.824	$ 29.905	$ 34.812	$ 40.297	$ 46.469	$ 53.201
Capital Expenditures	$ (4.400)	$ (11.403)	$ (23.739)	$ (37.939)	$ (55.286)	$ (76.567)	$ (34.346)	$ (49.692)	$ (66.194)	$ (82.743)	$ (103.429)
Working Capital	$ -	$ (13.256)	$ (43.910)	$ (105.219)	$ (208.677)	$ (337.999)	$ (420.117)	$ (504.538)	$ (542.541)	$ (544.064)	$ (680.080)
Free Cash Flow	$ (14.150)	$ (475.315)	$ (353.756)	$ 670.117	$ 2.405.885	$ 5.615.843	$ 10.688.858	$ 16.711.621	$ 23.454.823	$ 30.378.909	$ 38.900.128
Cumulative Cash Flow	$ (14.150)	$ (489.465)	$ (843.221)	$ (173.104)	$ 2.232.781	$ 7.848.624	$ 18.537.482	$ 35.249.103	$ 58.703.926	$ 89.082.835	$ 127.982.962

Investments and Expenses Breakdown	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Total	% of Total
Investments and Capex	$ 14.150	$ 12.503	$ 25.389	$ 40.139	$ 58.036	$ 76.567	$ 226.785	1,7%
G&A		$ 491.000	$ 686.310	$ 688.373	$ 690.457	$ 812.561	$ 3.368.701	25,2%
S&M		$ 119.180	$ 352.683	$ 845.074	$ 1.708.186	$ 2.848.220	$ 5.873.343	43,9%
R&D		$ 32.256	$ 139.104	$ 395.136	$ 902.916	$ 1.725.381	$ 3.194.793	23,9%
Working Capital		$ 13.256	$ 43.910	$ 105.219	$ 208.677	$ 337.999	$ 709.061	5,3%
Total Investments and Expenses	**$ 14.150**	**$ 668.195**	**$ 1.247.396**	**$ 2.073.941**	**$ 3.568.272**	**$ 5.800.729**	**$ 13.372.683**	**100%**

Investment and Peak Cash Need	
Investment Need (First 2 Years)	$ 843.221
Peak Cash Need	$ 843.221

IRR & Cash Analysis	10 Year
IRR	150%
Cash-On-Cash	$ 153